    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 6, 1998


                                                      REGISTRATION NO. 333-39113
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                                  SCHAWK, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

            DELAWARE                      1695 RIVER ROAD                      36-2545354
  (State or other jurisdiction      DES PLAINES, ILLINOIS 60018              (IRS Employer
      of incorporation or                  (847) 827-9494                 Identification No.)
          organization)            (Address, including zip code,
                                                and
                                  and telephone number, including
                                     area code, of registrant's
                                    principal executive offices)

                             ---------------------
                               CLARENCE W. SCHAWK
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                                DAVID A. SCHAWK
                PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR
                                  SCHAWK, INC.
                                1695 RIVER ROAD
                          DES PLAINES, ILLINOIS 60018
                                 (847) 827-9494

 (Name, address, including zip code, and telephone number, including area code, of agents for service)
                             ---------------------
                                   Copies to:

           JOHN T. MCENROE, ESQ.                         MARK M. HEATWOLE, ESQ.
            STEVEN J. GRAY, ESQ.                        TERRENCE R. BRADY, ESQ.
     VEDDER, PRICE, KAUFMAN & KAMMHOLZ                      WINSTON & STRAWN
          222 NORTH LASALLE STREET                        35 WEST WACKER DRIVE
          CHICAGO, ILLINOIS 60601                       CHICAGO, ILLINOIS 60601

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
                             ---------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  Subject to Completion, dated January 6, 1998


PROSPECTUS

                                3,000,000 Shares

                                  SCHAWK LOGO
                              Class A Common Stock
                             ---------------------

     Of the 3,000,000 shares of Class A Common Stock (the "Class A Common Stock") of Schawk, Inc. ("Schawk" or the "Company") offered hereby (the "Offering"), 1,500,000 shares are being sold by the Company and 1,500,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares of the Class A Common Stock by the Selling Stockholders. See "Use of Proceeds" and "Principal and Selling Stockholders."


     The Class A Common Stock is listed on the New York Stock Exchange under the symbol "SGK." On December 31, 1997, the last sale price of the Class A Common Stock as reported on the New York Stock Exchange was $11.25 per share. See "Price Range of Class A Common Stock."

                             ---------------------

THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 9.
                             ---------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================================================
                                                    UNDERWRITING                               PROCEEDS TO
                                 PRICE TO           DISCOUNTS AND         PROCEEDS TO            SELLING
                                  PUBLIC           COMMISSIONS(1)         COMPANY(2)          STOCKHOLDERS
--------------------------------------------------------------------------------------------------------------
Per Share.................           $                    $                    $                    $
--------------------------------------------------------------------------------------------------------------
Total(3)..................           $                    $                    $                    $
==============================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting estimated expenses of $325,000 payable by the Company.

(3) The Company and certain Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of Class A Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and
    Proceeds to the Selling Stockholders will be $          , $          ,
    $          and $          , respectively. See "Underwriting."

                             ---------------------


     The shares of Class A Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that the delivery of certificates for the shares will be made at the offices of Lehman Brothers
Inc., New York, New York, on or about             , 1998.


                             ---------------------
LEHMAN BROTHERS  MCDONALD & COMPANY
                                                        SECURITIES, INC.

          , 1998

                                  [SCHAWK LOGO]

     [The following appears as a series of four statements surrounding in a clockwise fashion a pictorial displayed in color.]

DIGITAL IMAGING PREPRESS SERVICES

     Schawk supplies high quality prepress services, including digitized and conventional color separations, image retouching, platemaking and press proofs, as well as digital photography and art production, for the consumer products industry.

GLOBAL SERVICES NETWORK

     Through its North American operations and alliances with prepress service providers in the Far East, Europe and Australia, Schawk is positioned to meet its clients' growing demand for global brand consistency.

IMAGING ASSET MANAGEMENT SERVICES

     Using its PaRTs(TM) System, Schawk is able to maintain and manage customized databases for its clients' images and package designs. Databases can include brand packaging, images, text, production specifications, audio and video commercial and advertising page information.

OUTSOURCING SERVICES


     Initiated in 1993, Schawk's on-site program presently places skilled Schawk employees at or near 22 client locations, enabling its clients to achieve greater speed-to-market for their products.



     [Image -- a globe surrounded by consumer products packaging, cans, labeling information and computer technology components.]


     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF CLASS A COMMON STOCK PRIOR TO THE PRICING OF THE OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE CLASS A COMMON STOCK, THE PURCHASE OF SHARES OF CLASS A COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE CLASS A COMMON STOCK OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES SEE "UNDERWRITING."


     Schawk, the Schawk logo, PaRTs(TM), CLICk(TM) and the names of certain other services offered by Schawk are service marks, trademarks or registered service marks or trademarks of Schawk. All other trademarks or service marks appearing in this Prospectus are trademarks, service marks or registered trademarks or service marks of the respective companies that utilize them.

                             AVAILABLE INFORMATION

     The Company is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As long as the Company is subject to such periodic reporting and information requirements, it will file with the Securities and Exchange Commission (the "Commission") all Commission reports, proxy statements and other information required thereby, which may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, electronically filed documents, including reports, proxy statements and other information filed by the Company, can be obtained from the Commission's Web site at http://www.sec.gov. The Class A Common Stock is quoted on the New York Stock Exchange, and reports and other information concerning the Company may also be inspected and copied at the office of the New York Stock Exchange, 2 Broad Street, New York, New York 10005.

     The Company has filed a Registration Statement on Form S-2 under the Securities Act of 1933, as amended (the "Securities Act"), with the Commission in Washington, D.C., with respect to the Class A Common Stock offered by this Prospectus. This Prospectus, filed as part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information regarding the Company and the shares offered hereby, reference is made to the Registration Statement and any amendments, exhibits and schedules thereto, which may be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Such information may also be available on the Web site maintained by the Commission at http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-26094) are incorporated herein by reference as of their respective dates:

     (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

     (b) Current Report on Form 8-K dated February 7, 1997.

     (c) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

     (d) Current Report on Form 8-K dated May 5, 1997.

     (e) Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

     (f) Current Report on Form 8-K dated July 8, 1997.

     (g) Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

     All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering of the Class A Common Stock shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company shall provide without charge to each person to whom a Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated by reference in this Prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to A. Alex Sarkisian, Schawk, Inc., 1695 River Road, Des Plaines, Illinois 60018.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     STATEMENTS CONTAINED IN THIS PROSPECTUS OR IN ANY DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN THAT RELATE TO THE COMPANY'S BELIEFS OR EXPECTATIONS AS TO FUTURE EVENTS RELATING TO, AMONG OTHER THINGS, THE SUCCESS OF THE COMPANY'S GROWTH STRATEGY, THE ABILITY OF THE COMPANY TO EXPLOIT INDUSTRY TRENDS, SUCH AS OUTSOURCING, AND THE COMPANY'S EXPLOITATION OF TECHNOLOGICAL ADVANCEMENTS IN THE IMAGING INDUSTRY, ARE NOT STATEMENTS OF HISTORICAL FACT AND ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT AND ARE SUBJECT TO THE "SAFE HARBOR" CREATED THEREBY. ALTHOUGH THE COMPANY BELIEVES THAT THE ASSUMPTIONS UPON WHICH SUCH FORWARD-LOOKING STATEMENTS ARE BASED ARE REASONABLE WITHIN THE BOUNDS OF ITS KNOWLEDGE OF ITS BUSINESS AND OPERATIONS, IT CAN GIVE NO ASSURANCE THAT THE ASSUMPTIONS WILL PROVE TO HAVE BEEN CORRECT. REFERENCE TO SECTIONS IN THIS PROSPECTUS WHICH CONTAIN FORWARD-LOOKING STATEMENTS AND IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY AND ADVERSELY FROM THE COMPANY'S EXPECTATIONS AND BELIEFS ARE SET OUT UNDER "RISK FACTORS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." THESE FACTORS SHOULD BE CAREFULLY CONSIDERED BY POTENTIAL INVESTORS.

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors," appearing elsewhere in this Prospectus, and the consolidated financial statements and notes thereto. Unless otherwise indicated, the information set forth in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Schawk, Inc. ("Schawk" or the "Company") is a leading provider of digital imaging prepress services for the consumer products industry in the United States and Canada. The Company offers its clients a complete line of high quality prepress services, including conventional, electronic and desktop color separations, electronic production design, film preparation, platemaking and press proofs for the three main printing processes used in the graphic arts industry: lithography, flexography and gravure. The Company also provides its clients such value-added services as digital image management, digital photography and art production. The preparation of film, digital tape and press proofs for lithography, flexography and other printing processes related to packaging accounted for approximately 75% of net sales in 1996 and 77% of net sales for the nine months ended September 30, 1997. The balance of the Company's business consists of the production of similar services for point-of-sale, advertising and direct mail.

     "Prepress services" are the tasks involved in preparing images and text for reproduction to exact specifications for a variety of media, including packaging for consumer products, point-of-sale displays and other promotional materials. Packaging for consumer products encompasses folding cartons, boxes, trays, cans, containers, packaging labels and wrap. While prepress work represents a relatively small percentage of overall product packaging and promotion costs, the visual impact and effectiveness of product packaging and promotions are largely dependent upon the quality of prepress work.

     The Company's clients typically outsource their prepress requirements and assign the Company the responsibility of interfacing with the clients' designated graphic designers who design the packaging and the converters or printers who print and produce the packaging and related materials. The Company competes on the basis of offering its multi-national client base: (i) high quality customized imaging; (ii) rapid turnaround and delivery times; (iii) up-to-date knowledge of the printing press specifications of converters and printers located throughout the United States and Canada; (iv) digital imaging asset management; (v) art production; and (vi) the ability to service its clients' global prepress requirements through the Company's North American facilities and international alliance partners. The Company's clients include:
Bayer, Campbell Soup, ConAgra, General Mills, Hershey, Keebler, Leo Burnett, Nestle, Pepsico, Pillsbury, Publisher's Clearing House, Quaker Oats and a significant number of other Fortune 1000 accounts.

     The prepress industry in North America has over 1,300 market participants, principally independent color separators, such as the Company, converters, printers and consumer products companies that perform these services in-house. The majority of prepress providers specialize in high volume, commodity-oriented publication work that includes textbooks, advertising, catalogs, newspapers and magazines. The Company's target market, however, is the consumer products industry. The North American market for prepress services to the consumer products industry is estimated by the Company to range from $1.0 billion to $1.3 billion, while the worldwide market is estimated by the Company to be as high as $6.0 billion. The consumer products prepress industry is highly fragmented with hundreds of market participants, only a small number of which have annual revenues exceeding $50.0 million. The Company believes that the number of participants in the North American prepress market for the consumer products industry will diminish due to consolidation and attrition caused by competitive forces such as accelerating technological requirements for advanced systems, equipment and highly skilled personnel and the growing demands of clients for full-service global capabilities.

     The Company focuses primarily on the food and beverage segment of the consumer products industry, where packaging requirements are more complex and demanding due to variations in packaging materials, shapes and sizes, custom colors, varying storage conditions and marketing enhancements. Product extensions and frequent packaging redesigns have resulted in an increasing volume of color separation and related work in the consumer products industry and in particular for the food and beverage segment. Additional industry trends include: (i) the shorter turnaround and delivery time requirements from the creative design phase to final distribution of the packaged product; (ii) an increasing number of stock keeping units ("SKUs") competing for shelf space and market share; (iii) the increasing importance of package appearance and promotions due to demonstrated point-of-sale consumer purchasing behavior; and (iv) the increasing requirements for worldwide quality and consistency in packaging as companies attempt to build global brand name recognition.

     The Company believes that its clients have increasingly selected Schawk as the primary supplier of prepress services because of the Company's ability to provide quick turnaround and delivery times and high quality, customized imaging. The Company is able to compete on this basis due to the following core competencies:

     - Technical Expertise. The Company places an emphasis on state-of-the-art systems and equipment and continual training and development of its employees.


     - On-Site Personnel. The Company has placed over 60 employees on-site at or near 22 client locations in an effort to further integrate its prepress services directly with client operations. This facilitates faster turnaround and delivery times and fosters stronger client relationships.


     - Strong Relationships with Converters and Printers. Over the course of its 44-year business history, the Company has developed strong relationships with many of the major converters and printers in the United States and Canada and, as a result, has extensive knowledge of their equipment, thereby enabling the Company to increase the overall efficiency of the printing process.

     - Imaging Asset Management. The Company maintains and manages a database of its clients' images and package designs. Once an image is in the Company's database, the client can make frequent regional, seasonal or event-related adjustments to the file image prior to printing. The Company's ability to quickly manipulate digital images enables its clients to deliver their products to the market faster.

     The Company's primary goal is to enhance its leadership position in the prepress imaging market for the consumer products industry. Key aspects of the Company's business strategy to achieve this goal include the following:

     - Growth through Acquisitions and Start-ups. In its 44-year business history, the Company has integrated more than 25 prepress and imaging businesses into its operations while streamlining overhead and improving margins. These acquisitions are part of the Company's growth strategy to acquire companies with Fortune 1000 client lists, excellent client service or proprietary products and solid management who will continue to operate the business after the acquisition. The Company believes that an emphasis on complementary acquisitions of companies serving targeted markets will allow it to broaden its service offerings and provide single source prepress and imaging services. Schawk has also established start-up operations in response to client or market requirements. The Company expects to continue this strategy as opportunities warrant.

     - Exploitation of Industry Trends; Outsourcing. The Company has historically attempted to strengthen its market position by identifying and exploiting industry trends. As a consequence, the Company has been uniquely positioned to benefit as consumer products companies continue to reduce both their prepress staffs and total number of suppliers. The Company's on-site strategy developed as clients outsourced imaging functions in an attempt to cut costs and improve turnaround and delivery times. The Company intends to expand this effort as clients increasingly require on-site service. Further, the Company believes that its commitment to client service and its broad array of premium service offerings position the Company as a cost effective, value-added supplier of prepress services.

     - Exploitation of Technology Advancements. The Company is dedicated to keeping abreast of and initiating technological process developments in its industry. To build upon its leadership position, the Company actively evaluates system and software products of various computer and software manufacturers and also independently develops software for implementation at its operating facilities. The

Company continually invests in new technology designed to support its high quality prepress services. The Company concentrates its efforts on understanding the systems and equipment available in the marketplace and creating solutions using off-the-shelf products, customized to meet a variety of specific client and internal requirements.

     In addition to its operations in the United States and Canada, the Company has established a full-service prepress and digital imaging operation in Mexico. The Company also has alliances with selected prepress companies in Europe, the Far East and Australia to provide international prepress services to its multi-national client base.

     The Company is incorporated under the laws of the State of Delaware. The Company's principal executive offices are located at 1695 River Road, Des Plaines, Illinois 60018, and its telephone number is (847) 827-9494.

                                  THE OFFERING

  Class A Common Stock offered

    By the Company..............................   1,500,000 shares

    By the Selling Stockholders.................   1,500,000 shares

    Total Class A Common Stock offered..........   3,000,000 shares


  Class A Common Stock to be outstanding after
  the Offering..................................   21,538,353 shares (21,688,353
                                                   shares if the Underwriters'
                                                   over-allotment option is
                                                   exercised)(1)


  Use of Proceeds...............................   Together with other available
                                                   funds, to repurchase all of
                                                   the outstanding Series A
                                                   Preferred Stock and Series B
                                                   Preferred Stock of the
                                                   Company. See "Use of
                                                   Proceeds."

  New York Stock Exchange Symbol................   "SGK"
---------------

(1) Excludes 2,376,074 shares of Class A Common Stock reserved for issuance pursuant to the exercise of options under the Company's stock option plans and other employee compensation agreements. Under such plans and agreements, options for 659,250 shares were outstanding and options for 460,055 shares were vested as of December 31, 1997.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     On February 7, 1997, the Company sold its plastics business segment for $93.485 million plus or minus working capital adjustments. The consolidated statement of income data for the Company set forth below has been restated to exclude discontinued operations and is presented for continuing operations only. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                                               NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                      -----------------------------------------------------   -------------------
                                        1992       1993       1994        1995       1996       1996       1997
                                      --------   --------   --------    --------   --------   --------   --------
                                                                                                  (UNAUDITED)
CONSOLIDATED STATEMENT OF INCOME
  DATA
Net Sales...........................  $ 82,860   $ 95,809   $103,889      $ 87,204   $ 90,763   $ 63,881   $ 85,157
Operating Income....................    14,065     16,276     20,309        11,022     13,373      9,530     13,777
Income from Continuing Operations
  Before Income Taxes...............    12,653     12,680     15,991         7,243      9,056      6,642     13,698
Income Taxes........................       425(a)     601(a)   3,722(a)(b)     945(c)   3,530      2,487      5,479
Income from Continuing Operations...    12,228     12,079     12,269         6,298      5,526      4,155      8,219
Income from Continuing Operations
  Per Common Share..................        --(d)      --(d)      --(d)   $   0.26   $   0.22   $   0.17   $   0.37
PRO FORMA INFORMATION (CONTINUING
  OPERATIONS)(E)
Pro Forma Income Taxes..............  $  5,061   $  5,072   $  6,396            --         --         --         --
Pro Forma Income from Continuing
  Operations Adjusted Only for
  Income Taxes......................     7,592      7,608      9,595            --         --         --         --
OTHER DATA
Cash Dividends per Common Share.....        --(d)      --(d)      --(d)   $  0.260   $  0.260   $  0.195   $  0.195


                                                                                           SEPTEMBER 30, 1997
                                                                                         ----------------------
                                                                                                        AS
                                                                                          ACTUAL    ADJUSTED(F)
                                                                                         --------   -----------
                                                                                              (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA
Working Capital...................................                                       $ 25,379    $ 18,109
Total Assets......................................                                        129,551     122,281
Long-Term Debt and Capital Lease Obligations......                                         44,963      44,963
Stockholders' Equity..............................                                         53,403      46,133


---------------
(a) The Company was taxed as an S corporation and therefore was subject only to certain state income taxes for the years ended December 31, 1992, 1993 and 1994.

(b) Income taxes for the year ended December 31, 1994 include a one-time deferred tax charge of $3,000 for the termination of the S corporation tax election.

(c) Income taxes for the year ended December 31, 1995 include a benefit of $1,632 for utilization of net operating loss carryforwards for which no tax benefit was previously recorded.

(d) Because of the limited number of stockholders of the Company during the periods it was taxed as an S corporation, income and cash dividends per common share data is not meaningful and has not been presented for the years ended December 31, 1992, 1993 or 1994.

(e) Pro forma information is presented to reflect income tax expense at a normal corporate rate for the years ended December 31, 1992, 1993 and 1994.


(f) Adjusted to reflect the sale by the Company of 1,500,000 shares of Class A Common Stock offered hereby at an estimated offering price of $11.25 per share and the application of the estimated net proceeds therefrom, together with other funds available to the Company, to repurchase Series A Preferred Stock and Series B Preferred Stock of the Company. See "Use of Proceeds."

                                  RISK FACTORS

     The Class A Common Stock being offered hereby involves a high degree of risk. Prospective purchasers of the Class A Common Stock offered hereby should carefully consider the following risk factors, as well as the other information contained in this Prospectus or incorporated by reference herein.

RISKS OF TECHNOLOGICAL CHANGE

     The success of the Company has in part depended on its ability to develop and exploit emerging technologies in the prepress services industry. By leveraging its technological expertise, the Company has been able to maintain an advantage over its competitors and has demonstrated to its clients the value of using the Company for prepress services rather than attempting to perform these functions in-house, through lower-cost competitors or through converters who provide certain prepress services. While the Company continually invests in training, education and research, there can be no assurance that the Company will be successful in continuing to develop and exploit emerging technologies. New technologies may also have the effect of lessening the Company's current technological advantages, leading to increased in-house production of prepress work by the Company's clients, or lowering barriers to entry so as to permit other firms to provide competitive services. Use of the latest computer equipment and software, while providing the opportunity for quicker turnaround and delivery times, has placed greater reliance upon the accuracy of formatting and information input methodologies. In order to ensure this accuracy as early in the process as possible, well trained, highly efficient client service personnel are vital. There can be no assurance that the Company will be successful in continuing to attract, train or retain the highly skilled personnel which are necessary for its operations.

     The Company's services and the equipment that it employs in delivering its services are subject to rapid technological change and rapid obsolescence. Accordingly, the Company's ability to grow will depend upon its ability to keep pace with technological advances on a continuing basis and to integrate available technologies with client needs in a commercially appropriate manner. The Company's business may be adversely affected if it is unable to keep pace with relevant changes or if the technologies that it adopts do not receive widespread market acceptance.

RISKS ASSOCIATED WITH ACQUISITIONS; MANAGEMENT OF GROWTH

     The Company plans to further expand its business through acquisitions and evaluates acquisition opportunities on an ongoing basis. There can be no assurance that the Company will successfully identify, complete or integrate additional acquisitions or that any acquisitions will perform as expected or will contribute significant revenues or profits to the Company. In addition, the Company may pursue and consummate acquisitions that are dilutive to stockholders if it believes that such acquisitions are in the best interests of the Company. Additionally, in the future, the Company may face increased competition for acquisition opportunities, which may inhibit the Company's ability to consummate acquisitions on terms favorable to the Company.

     Any acquired business may provide services that, although complementary, differ from the existing services offered by the Company. There can be no assurance that the anticipated benefits of these acquisitions will be achieved. There can be no assurance that the Company will be able to manage successfully new service areas of the Company, the employees of such service areas or the client base supported by such service areas.

     The ability of the Company to manage growth through acquisitions and its own internal growth depends on its ability to maintain the high quality of services that it provides to clients; to successfully integrate the different services that it provides; to recruit, motivate and retain qualified personnel; and to train existing sales representatives or recruit new sales representatives to cross-sell different services or products. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain its growth. Failure to successfully manage its expanding operations or to maintain its growth would have a material adverse effect on the Company's business, financial condition and results of operations.

INABILITY TO PREDICT ORDER FLOW

     The prepress services business is generally characterized by individual orders from clients on a project-by-project basis rather than long-term supply contracts. Continued engagements for successive projects or orders are primarily dependent upon the client's satisfaction with services previously provided. As technological developments have significantly reduced the time-to-market for the production of product packaging materials, seasonal fluctuations in the Company's sales volume that previously occurred due to holiday promotions and special marketing tie-ins have become less pronounced. Currently, on average, the Company's projects and orders are processed in its production facility within four days. Although the Company has established long-standing relationships with its clients and believes its reputation for quality service is excellent, the Company is not able to predict with certainty the volume of its business even in the near future.

DEPENDENCE ON KEY MANAGEMENT

     The Company's success has been and will be dependent to a large degree upon its ability to retain the services of its existing senior management and to attract and retain qualified additional senior and middle management in the future. To provide for continuity of leadership, the Company has entered into employment agreements with two of its executive officers. The loss of the services of any of the key management personnel or the inability to recruit and retain qualified personnel in the future could have a material adverse effect on the Company's business and results of operations. See "Management."

CONCENTRATION OF OWNERSHIP


     Clarence W. Schawk, David A. Schawk, other members of their immediate families and A. Alex Sarkisian as trustee of various family trusts for the benefit of Clarence W. Schawk's grandchildren (the "Schawk Family") presently beneficially own, in the aggregate, approximately 83.8% of the Class A Common Stock of the Company and will beneficially own approximately 73.0% of the Class A Common Stock after completion of the Offering. As a result, the Schawk Family will, acting together, be able to control most matters requiring approval by the stockholders of the Company, including the election of directors. The voting control of the Schawk Family could have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders" and "Description of Capital Stock."


COMPETITION

     The Company competes with other providers of prepress and digital imaging services. The market for prepress services is highly fragmented, with several national and many regional participants. The Company faces, and will continue to face, competition in its prepress business from many sources, including national and regional companies, some of which have greater financial, marketing and other resources than the Company. In addition, local and regional firms specializing in particular industry segments compete on the basis of established long-term relationships or specialized knowledge of such segments. The introduction of new technologies may also lead to increased in-house production of prepress work by the Company's clients, or create lower barriers to entry so as to permit other firms to provide competing services.

     There can be no assurance that competitors will not introduce services or products that achieve greater market acceptance than, or are technologically superior to, the Company's prepress and digital imaging service offerings. Competitors and future competitors have or may have more extensive digital imaging service capabilities, more extensive experience and greater financial, marketing and other resources than the Company.

     No assurance can be given that the Company will be able to continue to compete successfully or that competitive pressures will not adversely affect the Company's business, financial condition and results of operations. See
"Business -- Competition."

DEPENDENCE ON KEY CLIENTS

     The Company's ten largest clients accounted for approximately 37% of the Company's revenues in 1996 and approximately 34% of revenues for the nine months ended September 30, 1997. In 1996 and for the nine months ended September 30, 1997, approximately 8% and 7%, respectively, of the Company's total revenues came from the Company's largest single client. While the Company seeks to build long-term client relationships, revenues from any particular client can fluctuate from period to period due to such client's purchasing patterns. Any termination or significant disruption of the Company's relationships with any of its principal clients could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Clients."

FLUCTUATIONS IN VALUE OF MARKETABLE SECURITIES

     As of September 30, 1997, the Company held $52.3 million of marketable securities and short-term investments which consisted of $10.5 million in equity securities and equity mutual funds, $6.3 million in U.S. Treasury and U.S. Government notes, $3.3 million in corporate bonds and $32.2 million in bond mutual funds. The Company carries the marketable securities at fair value, with unrealized gains and losses, net of income taxes, reported as a separate component of stockholders' equity. Realized gains and losses upon disposition of marketable securities and declines in value of marketable securities judged to be other than temporary are included in investment income. As of September 30, 1997, the fair value of the marketable securities exceeded the Company's cost by $2.6 million ($1.6 million net of tax effects) which was recorded in stockholders' equity. See Note 7 to notes to condensed consolidated interim financial statements.

     The fair value of the Company's marketable securities are subject to stock market and interest rate risk and it is expected that the fair value of the Company's marketable securities will fluctuate from period to period. Any decrease in the market value of the marketable securities held by the Company will have a negative impact on the Company's stockholders' equity and would have an adverse effect on the Company's income from operations if the Company sold its marketable securities below the cost thereof. Substantial decreases in the fair value of such marketable securities may adversely affect the Company's financial condition, results of operations and growth strategy, particularly its ability to pursue its acquisition strategy.

LIMITED PROPRIETARY RIGHTS

     The Company seeks to protect its know-how and proprietary software through copyright and trade secret laws and, in certain cases, contractual restrictions on disclosure. Despite such measures, it may be possible for unauthorized third parties to copy aspects of the Company's software and processes or to obtain and use information that the Company regards as proprietary. In addition, no assurance can be given that protective measures taken by the Company will be sufficient to preclude competitors from developing competing or similar software or processes.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company's quarterly operating results have fluctuated in the past and may fluctuate in the future as a result of a variety of factors, including timing of the completion of particular projects or orders, material reduction or cancellation of major projects or the loss of a major client, timing of new business, timing of the hiring or loss of personnel, differences in order flows between traditional prepress and digital imaging services, sensitivity to general economic conditions, the health of the consumer products industry, the relative mix of different types of work with differing margins, clients' order patterns, changes in the pricing strategies of the Company and other costs relating to the expansion of operations. Many of these factors are outside of the Company's control. Because of the high fixed-cost nature of the Company's business, the Company may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, which would adversely affect operating results. For the foregoing reasons, the Company believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. It is possible that, in certain future quarters, the Company's operating results may be below the expectations of public market analysts and investors. In such an event, the price of the Class A Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Quarterly Results of Operations."

SUSCEPTIBILITY TO CHANGE IN ECONOMIC CONDITIONS AND TRENDS

     The Company's revenues and results of operations are subject to fluctuations based upon the economic conditions of the United States and Canada in general, and the economic conditions of the consumer products industry and food and beverage companies in particular. If there were to be a general economic downturn or a recession in the United States or one specifically affecting the consumer products industry and food and beverage companies, the Company would expect that business enterprises, including its clients and potential clients, will substantially and immediately reduce both their prepress budgets and their expenditures on other services of the types offered by the Company. Adverse economic trends affecting the consumer products industry, such as increases in the costs of paper or other materials used in consumer products packaging, could also cause a reduction in the demand for prepress and related services. In the event of such an economic downturn or adverse trend, there can be no assurance that the Company's business, operating results and financial condition would not be materially and adversely affected.

LABOR RELATIONS


     As of September 30, 1997, approximately 29% of the Company's employees were represented by local units of international labor unions. The Company considers its union employees to be vital to its operations. Although the Company considers its relationship with its union employees to be good, there can be no assurance that the Company will be successful in renegotiating collective bargaining agreements with its union employees in the future or that the failure to renegotiate such contracts will not result in work stoppages or disruption to the operations of the Company. Any such work stoppages or disruption could have a material adverse effect on the Company's financial condition, results of operations or growth opportunities. See "Business -- Employees."


RESTRICTIVE DEBT COVENANTS

     The Company may in the future incur indebtedness in connection with its acquisition strategy or to fund its operations. Existing or future credit agreements entered into by the Company with its lenders with respect to existing or future indebtedness may contain covenants that could restrict certain actions by the Company and may impede its ability to implement its growth strategy. No assurances can be given that existing credit agreements will not restrict the Company's growth strategy or that the Company will not in the future enter into agreements with its lenders that contain restrictive covenants that would have a similar effect.

POTENTIAL STOCK PRICE VOLATILITY

     The trading price of the Class A Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results or other factors. Announcements concerning developments in the prepress, digital imaging or related industries, results of the Company's operations and stock market conditions generally could have a significant impact on the market price of the Class A Common Stock. In addition, stock prices for many companies fluctuate widely for reasons that may be unrelated to those companies' results of operations. These fluctuations, as well as general economic, political and market conditions, may have a material adverse effect on the market price of the Class A Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a significant number of shares of Class A Common Stock in the public market following the Offering, or the perception that such sales could occur, could adversely affect the market price of the Class A Common Stock and such sales could materially impair the Company's ability to raise capital through the future offering of equity securities. All of the 3,000,000 shares offered hereby (3,450,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely transferable without restriction or registration under the Securities Act. Upon completion of the Offering, the Company will have 21,538,353 shares of Class A Common Stock outstanding and will have increased the number of shares that will be freely transferable without restriction (the "public float") from 5,364,302 shares to 8,364,302 shares (8,814,302 shares if the Underwriters' over-allotment option is exercised in full). The public float includes 2,247,045 freely transferable shares held by non-management members of the Schawk Family. Of the remaining shares outstanding, 159,521 shares will be held by independent parties and constitute "restricted securities" as defined under Rule 144 of the Securities Act and subject to the resale limitations thereunder, and 12,811,615 shares will be beneficially owned by "affiliates" of the Company as defined under Rule 144 (including management members of the Schawk Family and other executive officers and directors of the Company) and eligible for resale subject to the limitations under Rule 144. Of the shares held by or on behalf of the Schawk Family, 2,247,045 shares are freely transferable and 13,413,643 shares are eligible for resale subject to the limitations of Rule 144. All of the shares held by the Schawk Family are subject to demand or piggyback registration rights. See "Shares Eligible for Future Sale."



     Up to 535,176 additional shares of Class A Common Stock may be purchased by certain employees and directors of the Company pursuant to the exercise of options (the "Options") granted under the Company's 1988 Equity Option Plan and the 1991 Outside Directors' Formula Stock Option Plan, of which Options for 335,981 shares were vested as of December 31, 1997. The shares of Class A Common Stock issuable upon exercise of the Options are freely tradable under a registration statement on Form S-8, except that such shares held by affiliates of the Company will be subject to the volume limitations of Rule 144. The Company also has outstanding options for 124,074 shares under employee compensation agreements all of which were vested as of December 31, 1997. Any shares acquired upon exercise of such options would be subject to Rule 144.


     The Company may issue shares of Class A Common Stock in connection with acquisitions of other companies. Such shares, if registered, could be freely tradeable.

ANTI-TAKEOVER CONSIDERATIONS

     The Company is subject to the restrictions imposed by Section 203 of the Delaware General Corporation Law, as amended ("Section 203"). Section 203 provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers, consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an "interested stockholder" unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder"; (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." Except as otherwise specified in Section 203, an "interested stockholder" is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person. The Schawk Family became "interested stockholders" in September 1992.

     These provisions could have the effect of delaying, deferring or preventing a change of control of the Company. The Company's stockholders, by adopting an amendment to its Amended Certificate of Incorporation or By-laws, may elect not to be governed by Section 203, effective 12 months after adoption.

                                  THE COMPANY

     Schawk is a leading provider of digital imaging prepress services for the consumer products industry in the United States and Canada. The Company offers its clients a complete line of high quality prepress services, including conventional, electronic and desktop color separations, film preparation, platemaking and press proofs for the three main printing processes used in the graphic arts industry: lithography, flexography and gravure. The Company also provides its clients such value-added services as digital photography, digital image management and art production. See "Business."

     The Company's prepress business was begun in 1953, operating from one location in Chicago, Illinois. Under the direction of Clarence W. Schawk and his son, David A. Schawk, the Company has grown into an international business with operations in the United States and Canada and has recently established a full-service prepress operation in Mexico. The Company also maintains international affiliations with selected prepress providers in Europe, the Far East and Australia. Over the Company's 44-year business history, Schawk has integrated more than 25 prepress and imaging businesses into its operations while streamlining overhead and improving margins. Schawk intends to continue to expand through acquisitions of well-managed companies in prepress and imaging-related businesses with solid market positions, established client relationships and new technologies. Schawk has also established start-up operations in response to client or market requirements and expects to continue this strategy as opportunities warrant.

     The Company functions as a network of autonomous operating businesses with purchasing, technology development and finance centralized at the Company's corporate headquarters in Des Plaines, Illinois. The following is a listing of the various Schawk operations and international alliances:

         SCHAWK OPERATIONS                            LOCATION
         -----------------                            --------
United States
Amber Design Associates.............    Hackettstown, New Jersey
Color Data East.....................    Armonk, New York
Converterscan.......................    Smyrna, Georgia
Dimension Imaging...................    Roseville, Minnesota
Lincoln Graphics....................    Cherry Hill, New Jersey
Litho Colorplate, Inc...............    Minneapolis, Minnesota
LSI/Atlanta.........................    Smyrna, Georgia
LSI/Kala............................    Kalamazoo, Michigan
The Palm Group......................    Minneapolis, Minnesota
Process Color Plate Co..............    Chicago, Illinois
Schawk Cincinnati...................    Cincinnati, Ohio
Schawkgraphics......................    Des Plaines, Illinois
Stebbins Photography................    Minneapolis, Minnesota
Weston Engraving Company, Inc.......    Minneapolis, Minnesota
929 Design..........................    Costa Mesa, California
Canada
Batten Graphics.....................    Toronto, Ontario
CyberImages.........................    Toronto, Ontario
PrinterNet..........................    Toronto, Ontario
Fishbowl Productions................    Toronto, Ontario
StanMont, Inc. .....................    Montreal, Quebec
XZact...............................    Montreal, Quebec
Mexico
Schawk de Mexico, S.A. de C.V. .....    Queretaro, Mexico

      INTERNATIONAL ALLIANCES                         LOCATION
------------------------------------    ------------------------------------
Europe
Brent International PLC.............    Buckinghamshire, United Kingdom
Pre-press Group De Schutter.........    Antwerpen, Belgium
Saueressig & Company................    Vreden, Germany
Far East
Colourscan Co. Pte. Ltd. ...........    Singapore
Laserscan SDN.BHD...................    Penang, Malaysia
Australia
Network Graphics....................    Marrickville, Australia


     The Company has taken advantage of its clients' needs to rationalize their workforces and outsource their prepress services by establishing satellite operations either on-site or in close proximity to the Company's clients. The Company presently has over 60 employees on-site at or near 22 client facilities. Maintaining personnel on-site provides for increased client communication, improved turnaround and delivery time and enhanced long-term client relationships. It also enables the Company to modify and customize its operations to fit the particular requirements of each client.


     The Company is primarily engaged in one line of business, prepress and digital imaging. Prior to February 7, 1997, the Company also operated a second business segment, the operations of which were sold in transactions accounted for in 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

     The Company is incorporated under the laws of the State of Delaware. The Company's principal executive offices are located at 1695 River Road, Des Plaines, Illinois 60018, and its telephone number is (847) 827-9494.

                                USE OF PROCEEDS


     The proceeds to the Company from the sale of the 1,500,000 shares of Class A Common Stock offered by the Company hereby are estimated to be $15,538,000, net of underwriting discounts, commissions and estimated expenses. If the Underwriters' over-allotment option is exercised in full, the proceeds to the Company from the sale of 1,650,000 shares, net of underwriting discounts, commissions and estimated expenses, are estimated to be $17,124,000. The Company will not receive any proceeds from the sale of shares of Class A Common Stock by the Selling Stockholders.



     Simultaneously with the closing of the Offering, the Company intends to use the net proceeds from the Offering, together with other available funds, to repurchase 15,400 shares of Series A Preferred Stock of the Company and 5,207 shares of Series B Preferred Stock of the Company at a price of $1,000 per share plus accrued dividends thereon to the date of repurchase. All of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock of the Company are beneficially owned by members of the Schawk Family. Each holder of Series A Preferred Stock and Series B Preferred Stock has agreed to sell such shares, and the Company has agreed to purchase such shares subject to certain conditions. See "Certain Transactions."

                      PRICE RANGE OF CLASS A COMMON STOCK

     The Class A Common Stock is traded on the New York Stock Exchange under the symbol "SGK." The following table sets forth, for the periods indicated, the high and low sales prices for the Class A Common Stock, as reported on the New York Stock Exchange.


                                                              HIGH      LOW
                                                              ----      ---
YEAR ENDED DECEMBER 31, 1995:
  Quarter ended March 31....................................  $11       $ 8 1/4
  Quarter ended June 30.....................................    9 1/8     7 3/8
  Quarter ended September 30................................    8 3/4     7 1/8
  Quarter ended December 31.................................    7 3/4     5 1/8
YEAR ENDED DECEMBER 31, 1996:
  Quarter ended March 31....................................    9 1/4     7
  Quarter ended June 30.....................................    9 1/8     7 5/8
  Quarter ended September 30................................    8 3/4     7 1/4
  Quarter ended December 31.................................    8 3/4     6 3/4
YEAR ENDED DECEMBER 31, 1997:
  Quarter ended March 31....................................    9         9 5/8
  Quarter ended June 30.....................................    9         7 7/8
  Quarter ended September 30................................   11 7/16    8 1/8
  Quarter ended December 31.................................   12 5/8    10 3/8



     The last sale price of the Class A Common Stock, as reported on the New York Stock Exchange on December 31, 1997, was $11.25 per share. As of December 31, 1997, the Company had 20,038,353 outstanding shares of Class A Common Stock and had, as of September 30, 1997, approximately 2,140 stockholders of record, which does not include shares held in securities position listings.

                                DIVIDEND POLICY

     The Company's Board of Directors has declared and the Company has paid a regular quarterly dividend on the Class A Common Stock of $0.065 per share, or $0.260 per share annually. The table below sets forth information with respect to dividends paid on the Class A Common Stock during the periods indicated.


                                                              PER SHARE OF CLASS A
                                                                  COMMON STOCK
                                                              --------------------
YEAR ENDED DECEMBER 31, 1995:
  Quarter ended March 31....................................         $0.065
  Quarter ended June 30.....................................          0.065
  Quarter ended September 30................................          0.065
  Quarter ended December 31.................................          0.065
                                                                    -------
                                                                     $0.260
                                                                    =======
YEAR ENDED DECEMBER 31, 1996:
  Quarter ended March 31....................................         $0.065
  Quarter ended June 30.....................................          0.065
  Quarter ended September 30................................          0.065
  Quarter ended December 31.................................          0.065
                                                                    -------
                                                                     $0.260
                                                                    =======
YEAR ENDED DECEMBER 31, 1997:
  Quarter ended March 31....................................         $0.065
  Quarter ended June 30.....................................          0.065
  Quarter ended September 30................................          0.065
  Quarter ended December 31.................................          0.065
                                                                    -------
                                                                     $0.260
                                                                    =======


     The Company's Board of Directors may determine to discontinue declaring and paying any dividends with respect to the Class A Common Stock in the future. There can be no assurance that dividends will be paid in the future by the Company. Any future determination as to payment of dividends will depend upon the Company's financial condition, results of operations, growth opportunities and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION


     The following table sets forth, as of September 30, 1997, the capitalization of the Company and the capitalization of the Company as adjusted to give effect to the receipt and application by the Company of the estimated net proceeds from the sale of 1,500,000 shares of Class A Common Stock offered hereby as described in "Use of Proceeds" (at an assumed price of $11.25 per share and after the deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by the Company). The table also gives effect to additional funds to be paid by the Company to repurchase the remaining Series A Preferred Stock and Series B Preferred Stock not repurchased with the proceeds of the Offering. The table should be read in conjunction with the historical consolidated financial statements of the Company and the notes thereto, and the other financial information appearing elsewhere in this Prospectus or incorporated by reference herein. See "Index to Consolidated Financial Statements."



                                                               SEPTEMBER 30, 1997
                                                              --------------------
                                                                 (IN THOUSANDS)
                                                                             AS
                                                               ACTUAL     ADJUSTED
                                                              --------    --------
Cash and cash equivalents...................................  $  1,878    $  1,878
Short-term investments......................................    18,967      11,697
                                                              --------    --------
          Total cash and short-term investments.............  $ 20,845    $ 13,575
Marketable securities.......................................  $ 33,354    $ 33,354
Short-term debt:
  Notes payable to banks....................................  $  4,200    $  4,200
  Current portion of long-term debt and capital lease
     obligations............................................       391         391
                                                              --------    --------
          Total short-term debt.............................  $  4,591    $  4,591
Long-term debt..............................................  $ 40,000    $ 40,000
Capital lease obligations...................................     4,963       4,963
Stockholders' equity:
  Series A Preferred Stock, $0.01 par value; $1,000
     liquidation value; 17,600 shares issued and outstanding
     (Actual); no shares issued and outstanding (As
     Adjusted)..............................................        --          --
  Series B Preferred Stock, $0.01 par value; $1,000
     liquidation value; 5,207 shares issued and outstanding
     (Actual); no shares issued and outstanding (As
     Adjusted)..............................................        --          --
  Class A Common Stock, $0.008 par value; 19,803,739 shares
     issued and outstanding (Actual); 21,303,739 shares
     issued and outstanding (As Adjusted) (1)...............       159         171
  Class B Common Stock, $0.05 par value; 172,281 shares
     issued but not outstanding (Actual and As Adjusted)....        --          --
  Additional paid-in capital................................    78,318      71,036
  Retained earnings (deficit)...............................   (23,491)    (23,491)
  Other equity..............................................    (1,583)     (1,583)
                                                              --------    --------
          Total stockholders' equity........................    53,403      46,133
                                                              --------    --------
          Total capitalization..............................  $ 98,366    $ 91,096
                                                              ========    ========


---------------

(1) Excludes 2,376,074 shares of Class A Common Stock reserved for issuance pursuant to the exercise of options under the Company's stock option plans and other employee compensation agreements. Under such plans and agreements, options for 659,250 shares were outstanding and options for 460,055 shares were vested as of December 31, 1997.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the Company. On February 7, 1997, the Company sold its plastics business segment for $93.485 million plus or minus working capital adjustments. The consolidated statement of income data for the Company set forth below has been restated to exclude discontinued operations and is presented for continuing operations only. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General." The selected consolidated financial data as of and for the fiscal years ended 1992, 1993, 1994, 1995 and 1996 is derived from the consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. Ernst & Young LLP has relied upon an audit report of Arthur Andersen LLP with respect to the presentation of certain financial information in the Company's 1994 financial statements. The selected consolidated financial data as of September 30, 1997 and for the nine months ended September 30, 1996 and September 30, 1997 is derived from the unaudited condensed consolidated financial statements of the Company which, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the Company's financial position and results of operations. The data should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Prospectus or incorporated by reference herein.

                                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                                                              NINE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,                       SEPTEMBER 30,
                                                  --------------------------------------------------------   --------------------
                                                   1992       1993        1994           1995       1996      1996         1997
                                                  -------    -------    --------        -------    -------   -------      -------
                                                                                                                 (UNAUDITED)
CONSOLIDATED STATEMENT OF INCOME DATA
Net Sales.......................................  $82,860    $95,809    $103,889        $87,204    $90,763   $63,881      $85,157
Operating Income................................   14,065     16,276      20,309         11,022     13,373     9,530       13,777
Income from Continuing Operations Before Income
  Taxes.........................................   12,653     12,680      15,991          7,243      9,056     6,642       13,698
Income Taxes....................................      425(a)     601(a)    3,722(a)(b)      945(c)   3,530     2,487        5,479
Income from Continuing Operations...............   12,228     12,079      12,269          6,298      5,526     4,155        8,219
Income from Continuing Operations Per Common
  Share.........................................       --(d)      --(d)       --(d)     $  0.26    $  0.22   $  0.17      $  0.37
PRO FORMA INFORMATION (CONTINUING OPERATIONS)(E)
Pro Forma Income Taxes..........................  $ 5,061    $ 5,072    $  6,396             --         --        --           --
Pro Forma Income from Continuing Operations
  Adjusted Only for Income Taxes................    7,592      7,608       9,595             --         --        --           --
OTHER DATA
Cash Dividends per Common Share.................       --(d)      --(d)       --(d)     $ 0.260    $ 0.260   $ 0.195      $ 0.195


                                                                        DECEMBER 31,                         SEPTEMBER 30, 1997
                                                    ----------------------------------------------------   ----------------------
                                                                                                                          AS
                                                      1992       1993       1994       1995       1996      ACTUAL    ADJUSTED(F)
                                                    --------   --------   --------   --------   --------   --------   -----------
                                                                                                                (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA(G)
Working Capital...................................  $ 26,186   $ 30,049   $ 25,753   $ 26,875   $ 21,881   $ 25,379    $ 18,109
Total Assets......................................   155,756    180,193    193,925    184,463    160,840    129,551     122,281
Long-Term Debt and Capital Lease Obligations......    70,803     83,271     81,090     75,582     67,785     44,963      44,963
Stockholders' Equity..............................    44,183     51,119     75,590     76,429     48,926     53,403      46,133


---------------

(a) The Company was taxed as an S corporation and therefore was subject only to certain state income taxes for the years ended December 31, 1992, 1993 and 1994.

(b) Income taxes for the year ended December 31, 1994 include a one-time deferred tax charge of $3,000 for the termination of the S corporation tax election.

(c) Income taxes for the year ended December 31, 1995 include a benefit of $1,632 for utilization of net operating loss carryforwards for which no tax benefit was previously recorded.

(d) Because of the limited number of stockholders of the Company during the periods it was taxed as an S corporation, income and cash dividends per common share data is not meaningful and has not been presented for the years ended December 31, 1992, 1993 or 1994.

(e) Pro forma information is presented to reflect income tax expense at a normal corporate rate for the years ended December 31, 1992, 1993 and 1994.


(f) Adjusted to reflect the sale by the Company of 1,500,000 shares of Class A Common Stock offered hereby at an estimated offering price of $11.25 per share and the application of the estimated net proceeds therefrom, together with other funds available to the Company, to repurchase Series A Preferred Stock and Series B Preferred Stock of the Company. See "Use of Proceeds."


(g) Consolidated balance sheet data for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 includes the plastics business segment of the Company.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus or incorporated by reference herein. Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those projected in the forward-looking statements discussed herein. Factors that could cause or constitute such differences include, but are not limited to, those discussed in this section, as well as in the sections entitled "Risk Factors" and "Business."

GENERAL

     In 1992, the company previously known as Schawk, Inc. ("Old Schawk") and affiliated companies controlled by the Schawk Family (such companies collectively referred to with Old Schawk as the "Old Schawk Companies") acquired a controlling interest in Filtertek, Inc., a New York Stock Exchange listed company ("Filtertek"). Effective December 30, 1994, the Old Schawk Companies were merged into Filtertek (the "Merger") in a transaction accounted for as a purchase transaction. The surviving corporation in the Merger was Filtertek, which then changed its name to Schawk, Inc.; however, under applicable accounting rules the historical financial statements of the Old Schawk Companies, rather than the Filtertek statements, are treated as the financial statements of the Company. The Filtertek business and certain related plastics businesses constituted what had been the plastics group of the Company (the "Plastics Group") prior to the Merger.

     During 1996, the Company adopted a plan to discontinue the operation of its Plastics Group. The Company concluded that its managerial and financial resources could be more productively invested in the Company's primary competency, prepress and digital imaging services. Plastic Molded Concepts, a division of the Plastics Group located in Eagle, Wisconsin, was sold on May 1, 1996, to a management buyout group. On December 19, 1996, the Company announced the sale of the remaining Plastics Group to ESCO Electronics Corporation. This sale transaction closed on February 7, 1997. As a result of the February 7, 1997 sale, the Company recorded a 1996 fourth quarter charge of $33.0 million ($1.67 loss per share) to write-down assets of the Plastics Group to estimated net realizable value and provide for income taxes and other costs of disposing of this business. The financial information with respect to discontinued operations is presented in Note 14 to the Consolidated Financial Statements.

     As a result of the sale of the entire Plastics Group in 1996, the Company, comprised primarily of what had been the business of the Old Schawk Companies, is now strategically focused on its prepress and digital imaging business. Accordingly, the Company has restated its financial statements to reflect discontinued operations accounting treatment with respect to the Plastics Group. Sales, cost of sales and operating income for all years presented reflect the actual financial information for the continuing operations only of the Company's prepress and digital imaging business and may be used as a basis of comparison with the 1996 consolidated financial statements.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship to net sales of selected items in the Company's consolidated income statement for continuing operations:


                                                                      NINE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                           -----------------------    ------------------
                                           1994     1995     1996      1996        1997
                                           -----    -----    -----    ------      ------
Net sales................................  100.0%   100.0%   100.0%    100.0%      100.0%
Cost of sales............................   50.5     58.6     56.4      57.0        56.2
                                           -----    -----    -----     -----       -----
Gross profit.............................   49.5     41.4     43.6      43.0        43.8
Selling, general and administrative......   29.9     28.8     27.8      28.1        27.6
Write-off of equipment...................     --       --      1.1        --          --
                                           -----    -----    -----     -----       -----
Operating income.........................   19.6     12.6     14.7      14.9        16.2
Income from continuing operations before
  income taxes...........................   15.4      8.3     10.0      10.4        16.1
Income from continuing operations........   11.8      7.2      6.1       6.5         9.7
Net income (loss)........................   13.0      8.0    (27.5)      9.4         9.7


NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

     Net Sales. Net sales from continuing operations for the first nine months of 1997 increased 33.3% to $85.2 million from $63.9 million for the first nine months of 1996. The increase in net sales is attributable to revenue growth from existing clients of approximately 12.4% and revenue growth from acquisitions of approximately 20.9%. The Company acquired several new major clients during 1997 and experienced additional revenues from the expansion of its pre-existing client base.

     Operating Income. For the first nine months of 1997 operating income increased 44.6% to $13.8 million from $9.5 million due to increased sales volume and increased operating efficiency. Cost of sales for the nine months ended September 30, 1997 decreased as a percent of net sales to 56.2% from 57.0% of net sales for the comparable period in 1996 due to increased sales volume and improved operating efficiency. Selling, general and administrative expenses increased $5.6 million or 31.0% but decreased as a percent of net sales from 28.1% to 27.6% for the first nine months of 1997 versus the comparable period in 1996.

     Income From Continuing Operations Before Income Taxes. Income from continuing operations before income taxes for the nine months ended September 30, 1997 was $13.7 million, a gain of 106.2% over $6.6 million in the comparable period of 1996. The pretax income margin for the first nine months of 1997 was 16.1% versus 10.4% for the first nine months of 1996. The improvement in pretax income in the first nine months of 1997 versus the comparable period in 1996 is primarily due to increased sales volume and increased operating efficiency.

     Income From Continuing Operations. Income from continuing operations increased 97.8% to $8.2 million for the first nine months of 1997 versus $4.2 for the first nine months of 1996 due to the increased sales volume, greater operating efficiencies and the application of the proceeds of the sale of the Plastics Group. For the nine-month period ended September 30, 1997, the Company experienced growth in interest income to $2.1 million from $0.3 million for the same period in 1996 due to an increase in invested balances relating to the receipt of proceeds from the sale of the Plastics Group. Additionally, interest expense decreased for the first nine months of 1997 to $2.8 million from $3.3 million in 1996 as a result of lower overall borrowings due to the retirement or cancellation of certain of the Company's indebtedness with proceeds from the sale of the Plastics Group. Other income of $0.6 million for the nine months ended September 30, 1997 is primarily due to gain on the sale of investments as the Company liquidated a portion of the equity portfolio acquired with proceeds of the sale of the Plastics Group which was reinvested in bond funds.

     Net Income. Net income increased to $8.2 million for the first nine months of 1997 from $6.0 million for the first nine months of 1996, which included $1.9 million of income from the Plastics Group.

1996 COMPARED TO 1995

     Net Sales. Sales for 1996 were $90.8 million, up 4.1% over 1995 sales of $87.2 million. Sales increased primarily as a result of the acquisition of Converterscan of Stamford, Connecticut and Atlanta, Georgia (August 1996) and StanMont Inc. of Montreal, Quebec and Toronto, Ontario (September 1996). These acquisitions were included in the Company's results during the third quarter and increased sales in the fourth quarter of 1996 by 32% from $20.3 million in sales during the fourth quarter of 1995 to $26.9 million for the comparable quarter of 1996.

     Internal growth, which was negative during the first six months of 1996, increased in the last half of 1996 as new projects and promotions came on stream with the Company's pre-existing consumer products clients.

     Operating Income. Operating income for 1996 was $13.4 million, a gain of 21.3% as compared to 1995 operating income of $11.0 million. The operating margin in 1996 of 14.7% increased over 1995 operating margin of 12.6%. The operating gain was due to improved operating efficiencies in the Company's plants as capacity utilization on new and existing electronic equipment improved and the Company was able to hold selling, general and administrative costs flat when compared with 1995.

     Additionally, the Company made a decision to write off approximately $1.1 million of obsolete electronic equipment that was taken out of service in several plants due to newer, more efficient equipment going on-line. Without the write-off, operating income would have been $14.4 million in 1996, a gain of 30.9% over 1995 operating income of $11.0 million. The operating margin comparison without the write-off for obsolete equipment for 1996 would have been 15.9% versus 1995 operating margin of 12.6%.

     Income from Continuing Operations Before Income Taxes. Income from continuing operations before income taxes for 1996 was $9.1 million, a gain of 25.0% over 1995 income of $7.2 million. This is a pretax income margin for 1996 of 10% versus the 1995 pretax income margin of 8.3%. Interest expense in 1996 was 8.2% higher than 1995, increasing from $4.3 million in 1995 to $4.7 million in 1996 due to increased borrowings from acquisition-related debt. Without the write-off of obsolete equipment of approximately $1.1 million, pretax income for 1996 would have been $10.1 million, a gain of 39.5% over 1995 pretax income of $7.2 million. The pretax margin without the write-off for obsolete equipment for 1996 would have been 11.1% as compared to 1995 margin of 8.3%.

     Income from Continuing Operations. Income from continuing operations for 1996 was $5.5 million as compared to $6.3 million in 1995. Excluding the write-off of obsolete equipment in 1996, income from continuing operations would have been $6.6 million, an increase of 4.4% compared to 1995 income of $6.3 million. Excluding the write-off of equipment in 1996 and the benefit of net operating loss carryforwards in 1995, income from continuing operations in 1996 would have been $6.6 million, an increase of 40.9%, compared to 1995 income of $4.7 million.

     Net Income (Loss). Net loss for 1996 of $25.0 million contains a $33.0 million loss ($1.67 loss per share) on the disposal of the Plastics Group and the related stockholder litigation settlement. The 1996 loss on the disposal of discontinued operations contains a write-down of assets to estimated net realizable value and provides for income taxes and other costs of disposing of this business.

1995 COMPARED TO 1994

     Net Sales. Sales for 1995 were $87.2 million compared to 1994 sales of $103.9 million. Sales for 1994 were at a record level due in part to labeling law changes required by the NLEA (National Labeling and Education Act). Every food and beverage package sold in the U.S. was required to conform to a standard contents label on each SKU by May 1994. Sales declined 16.1% in 1995 from 1994 as clients adjusted their typical package redesign cycles as a result of the 1994 NLEA deadline. This, combined with large increases in paper prices, lowered the annual volume of projects or orders at the Company. The resulting effect was that many of the Company's clients in 1995 elected to postpone package changes or use up existing packaging inventories. The rebound in sales volume was much slower than had been anticipated.

     Operating Income. Operating income for 1995 was $11.0 million as compared to operating income for 1994 of $20.3 million. The operating margin for 1995 dropped to 12.6% from 19.5% in 1994. This 45.7% decline in operating income resulted from lower sales and the corresponding impact of a high fixed-cost base. The Company took multiple steps during 1995 to lower its cost base, including a consolidation of its operating units, aggressive retraining of staff and digitization of its workflow, a reduction in workforce and a reduction in sales, general and administrative costs.

     Income from Continuing Operations Before Income Taxes. Income from continuing operations before income taxes for 1995 was $7.2 million as compared to 1994 income of $16.0 million. Pretax income margin for 1995 was 8.3% versus a 1994 pretax income margin of 15.4%. Pretax income declined as a result of the significant drop in operating income described above. Interest expense in 1995 was 11.6% higher than 1994, increasing from $3.9 million in 1994 to $4.3 million in 1995 due to marginally higher average interest rates and higher average outstanding debt in 1995.

     Income from Continuing Operations. Income from continuing operations for 1995 was $6.3 million as compared to 1994 income of $12.3 million. This decline was the result of the above-mentioned factors. Income from continuing operations in 1995 contains a tax credit of $1.6 million related to losses from its Plastics Group.

     Net Income (Loss). Net income for 1995 of $6.9 million contains income from discontinued operations of $0.6 million. This is compared to net income for 1994 of $13.5 million, which also contains $1.2 million of income from discontinued operations.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents certain unaudited quarterly consolidated financial data for each of the four quarters in 1995 and 1996 and the first three quarters of 1997. This information was derived from unaudited condensed consolidated financial statements of the Company that include, in the opinion of the Company, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation when read in conjunction with the condensed consolidated financial statements of the Company included elsewhere in this Prospectus or incorporated by reference herein. The Company's quarterly results of operations have fluctuated in the past and may continue to do so in the future depending upon a variety of factors. See "Risk Factors -- Fluctuations in Quarterly Operating Results."

                                                     THREE MONTHS ENDED
                       ------------------------------------------------------------------------------
                       MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                         1995        1995       1995        1995       1996        1996       1996
                       ---------   --------   ---------   --------   ---------   --------   ---------
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales............   $23,162    $22,689     $21,063    $20,290     $19,280    $21,629     $22,972
Cost of sales........    12,733     13,251      12,662     12,420      11,453     11,900      13,045
                        -------    -------     -------    -------     -------    -------     -------
Gross profit.........    10,429      9,438       8,401      7,870       7,827      9,729       9,927
Selling, general and
  administrative.....     7,355      7,024       6,068      4,669       5,477      6,367       6,109
Write-off of
  equipment..........        --         --          --         --          --         --          --
                        -------    -------     -------    -------     -------    -------     -------
Operating income.....     3,074      2,414       2,333      3,201       2,350      3,362       3,818
Income from
  continuing
  operations.........     1,306      1,652       1,349      1,991       1,001      1,510       1,644
Net income (loss)....     1,611      1,997         947      2,381       1,588      2,211       2,221
Earnings per share
  from continuing
  operations.........   $  0.05    $  0.07     $  0.05    $  0.09     $  0.04    $  0.06     $  0.07
Earnings (loss) per
  share..............      0.07       0.09        0.03       0.11        0.07       0.10        0.10

                                   THREE MONTHS ENDED
                       -------------------------------------------
                       DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                         1996       1997        1997       1997
                       --------   ---------   --------   ---------
                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales............  $ 26,882    $26,192    $29,397     $29,568
Cost of sales........    14,755     15,163     16,167      16,523
                       --------    -------    -------     -------
Gross profit.........    12,127     11,029     13,230      13,045
Selling, general and
  administrative.....     7,234      7,281      8,374       7,872
Write-off of
  equipment..........     1,050         --         --          --
                       --------    -------    -------     -------
Operating income.....     3,843      3,748      4,856       5,173
Income from
  continuing
  operations.........     1,371      1,890      3,017       3,312
Net income (loss)....   (31,004)     1,890      3,017       3,312
Earnings per share
  from continuing
  operations.........  $   0.05    $  0.08    $  0.14     $  0.15
Earnings (loss) per
  share..............     (1.58)      0.08       0.14        0.15

     The following table sets forth for the periods indicated the percentage of net sales represented by the indicated items:

                                                                   THREE MONTHS ENDED
                          -----------------------------------------------------------------------------------------------------
                          MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                            1995        1995       1995        1995       1996        1996       1996        1996       1997
                          ---------   --------   ---------   --------   ---------   --------   ---------   --------   ---------
Net sales...............    100.0%     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%      100.0%     100.0%
Cost of sales...........     55.0       58.4        60.1       61.2        59.4       55.0        56.8        54.9       57.9
                            -----      -----       -----      -----       -----      -----       -----     -------      -----
Gross profit............     45.0       41.6        39.9       38.8        40.6       45.0        43.2        45.1       42.1
Selling, general and
  administrative........     31.7       31.0        28.8       23.0        28.4       29.5        26.6        26.9       27.8
Write-off of
  equipment.............       --         --          --         --          --         --          --         3.9         --
                            -----      -----       -----      -----       -----      -----       -----     -------      -----
Operating income........     13.3       10.6        11.1       15.8        12.2       15.5        16.6        14.3       14.3
Income from continuing
  operations............      5.6        7.3         6.4        9.8         5.2        7.0         7.2         5.1        7.2
Net income (loss).......      7.0        8.8         4.5       11.7         8.2       10.2         9.7      (115.3)       7.2

                           THREE MONTHS ENDED
                          --------------------
                          JUNE 30,   SEPT. 30,
                            1997       1997
                          --------   ---------
Net sales...............   100.0%      100.0%
Cost of sales...........    55.0        55.9
                           -----       -----
Gross profit............    45.0        44.1
Selling, general and
  administrative........    28.5        26.6
Write-off of
  equipment.............      --          --
                           -----       -----
Operating income........    16.5        17.5
Income from continuing
  operations............    10.3        11.2
Net income (loss).......    10.3        11.2


     Results of operations for the quarters shown above include the results of operations of prepress and digital imaging businesses acquired during such periods. The quarterly results set forth above may not be indicative of the future operating results of the Company. See "Risk Factors -- Fluctuations in Quarterly Operating Results" and "-- Seasonality" below.

LIQUIDITY AND CAPITAL RESOURCES

     The Company presently finances its business from available cash held by the Company and from cash generated from operations. The Company maintains a $10.0 million unsecured credit facility and its Canadian subsidiary maintains a Cdn$7.5 million unsecured working capital facility which is guaranteed by the Company. Both facilities are due on demand.

     On February 7, 1997, the Company received proceeds from the sale of the Plastics Group of $93.485 million plus or minus working capital adjustments. Long-term debt and capital lease obligations decreased to $45.0 million at September 30, 1997 from $67.8 million at September 30, 1996 as the Company repaid debt with proceeds from the sale of the Plastics Group. The Company had $20.8 million of available cash and short-term investments at September 30, 1997.


     At September 30, 1997, the Company held invested balances of $52.3 million in bond mutual funds, equity mutual funds, U.S. Treasury and U.S. Government notes, corporate bonds and equity securities. These funds are available for sale to provide for acquisitions and corporate requirements. Unrealized appreciation on these investments of $2.6 million ($1.6 million net of tax effects) at September 30, 1997, has been excluded from earnings in the Company's consolidated statement of operations and has been included as a separate component of stockholders' equity.


     The Company repaid on or about February 7, 1997, the following debts out of a portion of the proceeds of the sale of the Plastics Group: (i) the balance outstanding on a $55.0 million multi-currency Revolving Credit Agreement was paid in-full and the agreement was canceled; (ii) the interest rate swap agreement (floating to fixed) was made whole and canceled; and (iii) all notes payable related to unpaid 1994 S corporation dividends were paid in full and the notes were canceled.

     At September 30, 1997, outstanding debt of the Company consisted of: (i) unsecured notes issued pursuant to a Note Purchase Agreement dated August 18, 1995, for $40.0 million with terms ranging from 1999 through 2004 (averaging seven years) at an average interest rate of 6.85%; and (ii) US$4.2 million of borrowings under the Company's Canadian subsidiary's working capital facility.

     Management believes that the level of working capital is adequate for the Company's liquidity needs related to normal operations both currently and in the foreseeable future, and that the Company has sufficient resources to support its growth, either through currently available cash, through cash generated from future operations or through short-term financing.

     The Company had capital expenditures in the first nine months of 1997 of $5.5 million, in 1996 of $9.0 million, in 1995 of $5.4 million, and in 1994 of $5.1 million. For the first nine months of 1997, capital expenditures were made for machinery, equipment and automation to expand production facilities and improve productivity. Capital expenditures in 1996 were for the purchase of new equipment and building renovations. Capital expenditures during 1997 are not expected to exceed depreciation.


     Combined depreciation and amortization at Schawk was $5.3 million for the first nine months of 1997, $7.4 million in 1996, $7.5 million in 1995 and $7.2 million in 1994.

     Acquisition costs during 1996 were $19.6 million. Acquisition costs during 1995 and 1994 were negligible.

     The Company repurchased $1.4 million of Class A Common Stock during the first nine months of 1997, $1.4 million during 1996 and $1.7 million during 1995 under a share repurchase program.

SEASONALITY

     Historically, the Company has experienced lower revenues in the first and fourth quarters due to the seasonal trends of its clients and lower overall economic activity. However, the Company believes that this seasonal effect on the Company's revenues will be less pronounced in the future as a result of frequent redesigns of packaging for promotional and other reasons and the shorter lead times for the provision of the Company's services and products.

IMPACT OF INFLATION

     The Company believes that over the past three years inflation has not had a significant impact on the Company's results of operations.

                                    BUSINESS

GENERAL

     The Company is a leading provider of digital imaging prepress services for the consumer products industry in the United States and Canada. The Company's facilities produce conventional, electronic and desktop color separations, electronic production design, film preparation, platemaking and press proofs for the three main printing processes used in the graphic arts industry: lithography, flexography and gravure. The Company's services also include both digital and analog image database archival and management as well as digital photography, art production and various related outsourcing services. These services require skilled, highly trained technicians applying various computerized design, manipulation and assembly techniques. The preparation of film, digital tape and press proofs for lithography, flexography and other printing processes related to packaging accounted for approximately 75% of net sales in 1996 and 77% of net sales for the nine months ended September 30, 1997. The balance of the Company's business consists of the production of similar services for point-of-sale, advertising and direct mail.

     The Company has particular expertise in preparing color images for high volume print production runs of consumer products packaging. The Company functions as a vital interface between its Fortune 1000 consumer products clients, their creative designers and their converters or printers in assuring the production of consistent, high quality packaging materials in increasingly shorter turnaround and delivery times. The Company's ability to provide high quality, customized prepress services quickly makes it a valued player in new product introduction and promotional activity.

     The Company maintains both digital and analog data archives of product package layouts and designs as a value-added service which improves the Company's efficiency in accommodating clients' rapidly changing packaging design modifications and product line extensions. By continuing to provide such high-end, value-added services, the Company commands a significant share of the market for prepress services for the food and beverage industry, which uniquely positions it to benefit from positive industry trends.

     The Company believes that its clients have increasingly chosen to outsource their prepress needs to the Company because of its: (i) high quality customized imaging capabilities; (ii) rapid turnaround and delivery times; (iii) up-to-date knowledge of the printing press specifications of converters and printers located throughout the United States and Canada; (iv) digital imaging asset management; (v) art production; and (vi) ability to service its clients' global prepress requirements through the Company's North American facilities and international alliance partners.

PREPRESS SERVICES INDUSTRY

     "Prepress services" are the tasks involved in preparing images and text for reproduction to exact specifications for a variety of media, including packaging for consumer products, point-of-sale displays and other promotional materials. Packaging for consumer products encompasses folding cartons, boxes, trays, cans, containers, packaging labels and wrap. While prepress work represents a relatively small percentage of overall product packaging and promotion costs, the visual impact and effectiveness of product packaging and promotions are largely dependent upon the quality of prepress work.

     Prepress services do not entail the actual printing or production of such packaging materials, but rather include the various preparatory steps such as art production design, digital photography, retouching, color separation and other platemaking services, for use in lithography, flexography and gravure. "Color separation" refers to preparing color images, text and layout for the printing process. Prepress services such as color separation work have traditionally been performed by skilled craftspersons almost entirely by hand, using what is known as the "conventional" method. With the development of digital technology, prepress firms such as the Company have become increasingly computerized, relying instead on digital imaging, in which digitized images and text are manipulated according to client and converter specifications. On an increasing basis, clients supply material to the Company in a digitized format on a variety of media, including tape, floppy disk and CD-ROM.

     The prepress industry in North America has over 1,300 market participants, principally independent color separators, such as the Company, converters, printers and consumer products companies that perform these services in-house. The majority of prepress providers specialize in high volume, commodity-oriented publication work that includes textbooks, advertising, catalogs, newspapers and magazines. The Company's target market, however, is the consumer products industry. The North American market for prepress services to the consumer products industry is estimated by the Company to range from $1.0 billion to $1.3 billion, while the worldwide market is estimated by the Company to be as high as $6.0 billion. The consumer products prepress industry is highly fragmented with hundreds of market participants, only a small number of which have annual revenues exceeding $50.0 million. The Company believes that the number of participants in the North American prepress market for the consumer products industry will diminish due to consolidation and attrition caused by competitive forces such as accelerating technological requirements for advanced systems, equipment and highly skilled personnel and the growing demands of clients for full-service global capabilities.

     The rapid development of lower-cost, faster desktop publishing software systems has increased the potential for competition in the prepress industry by lowering barriers to entry relating to equipment costs. However, this development has also resulted in the proliferation of software systems, many of which have created training issues. Frequent changes in software necessitates continuous training and education and investment in faster equipment. It has also created the demand from clients for increasingly faster turnaround and delivery times. As technology advances in the imaging industry, speed has become and continues to be a significant differentiator between the Company and its competition.

     The Company focuses primarily on the food and beverage segment of the consumer products industry, where packaging requirements are more complex and demanding due to variations in packaging materials, shapes and sizes, custom colors, varying storage conditions and marketing enhancements. Product extensions and frequent packaging redesigns have resulted in an increasing volume of color separation and related work in the consumer products industry and in particular for the food and beverage segment. Additional industry trends include: (i) the shorter turnaround and delivery time requirements from the creative design phase to final distribution of the packaged product; (ii) an increasing number of SKUs competing for shelf space and market share; (iii) the increasing importance of package appearance and promotions due to demonstrated point-of-sale consumer purchasing behavior; and (iv) the increasing requirements for worldwide quality and consistency in packaging as companies attempt to build global brand name recognition.

THE COMPANY'S GROWTH STRATEGY

     The Company's primary goal is to enhance its leadership positions in the prepress imaging market for the consumer products industry. Key aspects of the Company's business strategy to achieve this goal include the following:

     - Growth Through Acquisitions and Start-up Operations. The Company's profitability and ready access to capital have enabled it to make strategic acquisitions of companies that range in size from $2 million to $20 million. In its 44-year business history, the Company has integrated more than 25 prepress and imaging businesses into its operations while streamlining overhead and improving margins. These acquisitions are part of the Company's growth strategy to acquire market niche companies with Fortune 1000 client lists, excellent client service or proprietary products and solid management who will continue to operate the business after the acquisition. These acquired managers receive performance incentives to continue to profitably grow the business.

      The Company intends to continue expanding through acquisitions of well-managed companies with solid market positions and established client lists and/or new technologies. Schawk believes that an emphasis on complementary acquisitions of companies serving targeted markets will allow it to broaden its service offerings and provide single source prepress and imaging and image database services.

      The Company believes it has greater versatility in meeting the various requirements of its clients than smaller, less integrated competitors lacking technical expertise, and that this versatility will result in greater opportunities for internal growth as well as enhancing the Company's image as an attractive purchaser for potential consolidation candidates. Schawk believes that there will continue to be a number of attractive acquisition candidates in the fragmented and consolidating industry in which it operates, particularly in the packaging and image database management markets. The Company expects to strengthen its market position by applying its management and operational philosophies and practices, which have been successful in its graphic arts businesses, to newly acquired businesses.

     The Company also has been successful in establishing start-up operations in response to perceived client and market requirements. Schawk intends to continue this strategy as opportunities warrant. See "--Acquisitions and Start-up Operations."

   - Exploitation of Industry Trends; Outsourcing. The Company has historically attempted to strengthen its market position by identifying and exploiting industry trends. As a consequence, the Company has been uniquely positioned to benefit as consumer products companies continue to reduce both their prepress staffs and total number of suppliers. The Company's on-site strategy developed as clients outsourced imaging functions in an attempt to cut costs and improve turnaround and delivery times. The Company intends to expand this effort as clients increasingly require on-site service. Further, the Company believes that its commitment to client service and its broad array of premium service offerings position the Company as a cost effective, value-added supplier of prepress services. As clients continue to cut their staffing levels, they are expanding the number of services required of their prepress suppliers. As a result, fewer of the Company's competitors have the full complement of capabilities required in the marketplace. The Company believes outsourcing trends will continue. The following is a partial listing of the Company's on-site locations:

                   CLIENT                             LOCATION
                   ------                             --------
     Brachs & Brock Confections, Inc..............  Chattanooga, Tennessee
     Campbell Soup Company........................  Camden, New Jersey
     International Home Foods.....................  Parisippany, New Jersey
     The Keebler Company..........................  Elmhurst, Illinois
     Nabisco Foods Group..........................  Parisippany, New Jersey
     Pepsico, Inc.................................  Rye, New York
     Pillsbury, Inc...............................  Minneapolis, Minnesota
     The Quaker Oats Company......................  Chicago, Illinois
     Stouffer Foods Corporation...................  Solon, Ohio

     The Company has also expanded its imaging operations in Cincinnati, Ohio. The Company is currently on-site in a client location in Cincinnati and believes that by locating a facility there, turnaround and delivery time for its existing clients and access to new client relationships will be strongly enhanced. The Company has also formed a start-up operation for a client located in Queretaro, Mexico.

   - Exploitation of Technology Advancements. The Company is dedicated to keeping abreast of and initiating technological process developments in its industry. To build upon its leadership position, the Company actively evaluates systems and software products of various computer and software manufacturers and also independently develops software for implementation at its operating facilities. The Company continually invests in new technology designed to support its high quality prepress services. The Company concentrates its efforts on understanding the systems and equipment available in the marketplace and creating solutions using off-the-shelf products, customized to meet a variety of specific client and internal requirements.

MANAGEMENT PHILOSOPHY

     The Company believes that by adhering to its management philosophy, the Company has gained in market share and improved margin performance in its core business. The Company's management philosophy incorporates the following key concepts:

     Total Quality Management. A cornerstone of the Company's management philosophy is its emphasis on high quality. The Company is committed to the principles of "Total Quality Management" ("TQM") and stresses to all employees, regardless of level, the importance of striving to meet or exceed client expectations. Historically, the Company has been committed to employee training and technological improvements to achieve this level of performance. Through the Company's application of TQM employees have adopted the necessary commitment to client service that is essential to quick turnaround and consistent delivery of high quality services and products. Such increased quality results in decreased costs to clients and the Company in the long run. The Company views itself as a service provider to its clients. Understanding the needs of its clients and customizing its services and products is part of the TQM process that has helped the Company differentiate itself from the competition. Consequently, the Company makes the necessary investments to ensure that these services continue to meet the highest quality standards and needs of its clients.

     Client Service. Another key component of the Company's management philosophy has been its commitment to client service. The Company believes that this commitment has contributed to the confidence and loyalty its clients have shown. Because of the increasingly competitive markets faced by its clients, the Company must be flexible enough to modify its operations in order to meet the specialized needs of its clients. The Company's emphasis on on-site client representatives and operations addresses this requirement and has further solidified existing imaging client relationships.

     Employee Training and Investment in Equipment. The Company believes that its most valuable assets are its employees because its ability to provide clients with high quality services and products depends upon their dedication and expertise. The Company provides extensive and continuous training to keep its employees abreast of the latest technological developments and the particular needs of its clients. Providing its employees with the latest equipment, software and training are fundamental to the Company's philosophy.

     Technical Expertise. The Company is able to provide its clients with high quality services and products and quick response time because of its efficient utilization of state-of-the-art equipment software, digital server, storage technology and telecommunication systems. As part of its commitment to maintain its technological expertise, the Company has historically worked with software developers to create software that fully addresses the Company's and its clients' needs. The Company acts as a test site for numerous hardware and software products. In order to facilitate the exchange of information among its various facilities, in 1991 the Company established the Schawk Technical Advisory Board for the purpose of coordinating the research and evaluation of new technologies in the graphic arts industry. This group continues to be recognized for its efforts and has been invited to lecture at numerous national and international symposiums and conferences.

SERVICES

     The Company offers comprehensive, high quality prepress services. The Company's facilities produce conventional, electronic and desktop color separations, electronic production design, film preparation, platemaking and press proofs for lithography, flexography and gravure. The Company's services also include both digital and analog image database archival and management as well as art production and various related outsourcing services.

     The Company interfaces between consumer products manufacturers and the creative designers and converters used by those businesses to produce packaging, such as folding cartons, boxes, trays, cans, containers, packaging labels and wrap and related point-of-sale and promotional materials. The Company's services consist principally of the electronic and digital production of art design, color separations and color proofs to client and converter specifications and imaging asset management. These services are an intermediate step between creative artwork and the actual printing of graphic materials. The production of color separations requires well-trained and highly skilled technicians applying various digital and analog image manipulation, assembly and color management techniques in order to preserve the integrity of the original image when translated into print and to ensure consistency of the printed materials.

     The Company specializes in prepress services relating to the packaging and promotional needs of clients in the consumer products industry, particularly Fortune 1000 clients who need to ensure worldwide quality and consistency in the packaging and related imagery of their products. Consumer products have no consistent size, shape, color or packaging material. To achieve its clients' varying requirements, the Company functions as a network of custom job shops taking advantage of its size for technical expertise while being able to respond quickly to the increasingly global needs of particular clients.

     Image quality and consistency and ever-shortening response and delivery times are becoming increasingly important to consumer products manufacturers as packaging assumes a greater role in promotion. While prepress work represents a relatively small percentage of overall packaging costs, the visual impact and effectiveness of product packaging is largely dependent upon the quality of the prepress work.

     The Company's clients typically outsource their prepress requirements and assign the Company the responsibility of interfacing with the clients' designated graphic designers, who design the packaging and the converters or printers who print and produce the packaging and related materials. The Company competes on the basis of offering its multi-national client base: (i) high quality customized imaging; (ii) rapid turnaround and delivery times; (iii) up-to-date knowledge of the printing press specifications of converters and printers located throughout the United States and Canada; (iv) digital imaging asset management; (v) art production; and (vi) the ability to service its clients' global prepress requirements through the Company's North American facilities and international alliance partners.

     As technology has created opportunities for quicker production turnarounds and deliveries, most of the Company's Fortune 1000 consumer products clients have capitalized on the opportunity to modify their packaging more frequently in order to customize their promotional activities on a regional, seasonal or sporting event basis. This activity has greatly increased the importance of maintaining the integrity of the digital and analog image design and text data for each package variation.

     With its expansion into electronic art production design, the Company is utilizing its technical expertise to serve clients' requirements in a variety of outsourcing services including image database archiving, telecommunication and trafficking. The Company has the capacity to archive and manage past, current and future package design data and, accordingly, serves as a quick access library of accurate file data for its clients. The Company is continuously updating and improving its imaging database management system, called PaRTs(TM) (Packaging archival Retrieval and Transmission system). The Company believes that PaRTs(TM) enhances a client's ability to manage its imaging assets more efficiently and with reduced time commitments. When compared to other database management systems available in the market place, the Company believes that PaRTs(TM) contributes to the Company's ability to meet its clients' quick turnaround and delivery times and quality standards.

     The Company has also developed a customized client electronic communication system called CLICk(TM) (Client Linked Information Centers) for its authorized clients, designated converters and other authorized personnel. Compatible with all major platforms and operating systems, CLICk(TM) allows clients to efficiently communicate with the Company and others on the system using telephone lines and/or the Internet.

     Given the increased computerization of the prepress services industry, highly trained technicians are essential to the quality of the end product. Requirements of turnaround speed without a reduction in quality are increasing as clients strive for differentiation and customization of their products and brands. Schawk has met these requirements by continuously reinvesting in technology, training its personnel and establishing numerous satellite on-site operations to complement its main operating facilities.

     To capitalize on market trends, management believes that the Company must continue to be able to provide clients the ability to make numerous changes and enhancements with shorter turnaround times than ever before. Accordingly, over the past two years the Company has focused its efforts on improving its response times and continues to invest in rapidly emerging technology and the continuing education of its employees. The Company also educates clients on the opportunities and complexities of state-of-the-art equipment and software. The Company believes that its ability to provide quick turnaround and delivery times, dependability and value-added training and education programs will continue to give it a competitive advantage in serving clients who require high volume, high quality product imagery.

     The Company's services are distinguished by its ability to complete prepress services for packaging designs in increasingly short time frames and with high standards of quality. In order to satisfy client requirements, the Company is frequently required to provide services in as little as 24 hours. The following core competencies of the Company are described in more detail below:

     - Technical Expertise. The Company places an emphasis on investment in state-of-the-art systems and equipment and the need for continual training and development of its employees through programs offered at the Company-owned training center and operating facilities and on-site at client locations. The Company has had success in elevating its employees' competency and its clients' standards to levels requiring the superior technical expertise and capabilities that distinguish the Company's services.


     - On-Site Personnel. The Company has placed over 60 employees on-site at or near 22 client locations in an effort to further integrate its prepress services directly with client operation. This facilitates faster turnaround and delivery times and fosters stronger client relationships.


     - Strong Relationships with Converters and Printers. As each client selects its own converter(s) and/or printer(s) the Company coordinates extensively with the converter to ensure uniformity in color and appearance of the printed product packages. Each client generally selects its printing services on a bid basis. By using the Company as its imaging specialist, the print/read imagery information is not captive at any one printer or converter. This affords each client consistent image replication at any printing site as the Company can supply any printer or converter with film customized for its printing press. Additionally, this allows the client to reproduce its image consistently across many printing sources and it also provides the client with information as to location and cost of its press runs.

       Over the course of its 44-year business history, the Company has developed strong relationships with many of the major converters and printers in the United States and Canada and, as a result, has extensive knowledge of their equipment, thereby enabling the Company to increase the overall efficiency of the printing process. Internal operating procedures and conditions may vary from printer to printer, affecting the quality of the color image. In order to minimize the effects of these variations, the Company makes necessary adjustments to its color separation work to account for irregularities or idiosyncrasies in the printing presses of each of its clients' converters. The Company strives to afford its clients total control over their imaging processes with customized and coordinated services designed to fit each individual client's particular needs, all aimed at ensuring that the color quality, accuracy and consistency of a client's printed matter are maintained.

     - Imaging Asset Management. The Company maintains and manages a database for its clients' images and package designs. Once an image is in the Company's database, the client can make frequent regional, seasonal or event-related adjustments to the file image prior to printing. The Company's ability to quickly manipulate digital images enables its clients to deliver their products to the market faster. The Company's capabilities also allow it to send an image for output and printing virtually anywhere in the world. As more and more multi-national consumer products companies strengthen their international packaging quality control to reflect their global brand image, they are requiring a more consistent worldwide image. In response to this trend, the Company is playing an increasing role in ensuring that its clients' images are satisfactory both domestically and internationally.

ACQUISITIONS AND START-UP OPERATIONS

     The Company has acquired and integrated more than 25 prepress and imaging businesses into its operations since the business was founded in 1953. Throughout its history, the Company has successfully identified acquisition candidates that represent market niche companies with Fortune 1000 client lists, excellent client service or proprietary products and solid management. The Company favors businesses with management teams that will continue to operate the businesses as autonomous units. The Company has also commenced a number of start-up operations over the years when client servicing requirements or market conditions warranted.

     During 1996, the Company made three acquisitions: Converterscan, StanMont, Inc., and Stebbins Photography. Converterscan, previously based in Stamford, Connecticut, and Atlanta, Georgia, has expertise in digital imaging and a strong client base. Its two operating facilities and production and sales organization have been consolidated with the Company's LSI/Atlanta operation in Georgia. StanMont, Inc. is based in Montreal, Quebec and has five operating entities or divisions: CyberImages (Toronto), Batten Graphics (Toronto), PrinterNet (Toronto), Fishbowl Productions (Toronto) and XZact (Montreal) which will continue as freestanding facilities. StanMont has a Canadian presence with a strong client base as well as operations with which to serve the imaging needs of Schawk's consumer products clients in Canada. StanMont and Batten Graphics/CyberImages currently have significant relationships with advertising and catalog clients, and offer further growth opportunities in the packaging market. Stebbins Photography is a digital photography studio in Minneapolis, Minnesota. Stebbins Photography has a strong reputation in the emerging digital photography area. The Converterscan, StanMont and Stebbins acquisitions were made to expand the client base, enhance the Company's technical capabilities and services and increase its geographic presence with its multi-national client base.

     The Company intends to continue expanding through acquisitions of well-managed companies with solid market positions and established client lists and/or new technologies. The Company believes that emphasis on complementary acquisitions of businesses serving targeted markets will allow it to broaden its product offerings and provide its clients with a single source for imaging and image database services. The Company will also continue to analyze and investigate start-up operations on an ongoing basis.

RESEARCH AND DEVELOPMENT

     The Company is dedicated to keeping abreast of and, in a number of cases, initiating technological process developments in its industry that have applications for packaging. To build upon its leadership position, the Company is actively involved in system and software technical evaluations of various computer systems and software manufacturers and also independently pursues software development for implementation at its operating facilities. The Company continually invests in new technology designed to support its high quality prepress services. The Company concentrates its efforts in understanding systems and equipment available in the marketplace and creating solutions using off-the-shelf products, customized to meet a variety of specific client and internal requirements. PaRTs(TM) and CLICk(TM) are examples of the Company's commitment to systems development.

     As an integral part of its commitment to research and development, the Company has established the Schawk Technical Advisory Board for the purpose of researching and evaluating new technologies in the graphic arts and telecommunications industries. The Advisory Board meets formally, at least quarterly, to review new equipment and programs, then disseminates the information to the entire Company and to clients wherever appropriate.

MARKETING AND DISTRIBUTION

     The Company markets its services nationally and internationally through seminars, newsletters and training sessions targeted at existing and potential clients. The Company sells its services through a group of approximately 100 direct salespersons and 115 client service technicians who call on consumer products manufacturers, including those in the food and beverage, home products, pharmaceutical and cosmetics industries and direct mail. The Company has adopted a team approach to marketing, reflective of its TQM philosophy. Both the Company's salespersons and the Company's client service technicians share responsibility for marketing the Company's offerings to existing and potential clients, thereby fostering long-term institutional relationships with its clients.

     In addition to its operations in the United States and Canada, the Company considers its start-up prepress and imaging operation in Mexico and alliance agreements with servicing partners in Europe, the Far East and Australia unique and increasingly important aspects of its marketing and distribution capabilities.

CLIENTS


     The Company's clients consist of direct purchasers of color separations, including end-use consumer products manufacturers and direct mailers, converters and advertising agencies. Many of the Company's clients, a large percentage of which are Fortune 1000 companies, are multi-national in scope and often use numerous converters both domestically and internationally. Because these clients desire uniformity of color and image quality across a variety of media, the Company plays a very important role in coordinating their printing activities by maintaining current equipment specifications regarding its clients and converters. Management believes that this role has enabled the Company to establish closer and more stable relationships with these clients. Converters also have a great deal of confidence in the quality of the Company's services and have worked closely with the Company to reduce the converters' required lead time, thereby lowering their costs. End-use clients often select and utilize the Company to ensure better control of their packaging or other needs and depend upon the Company to act as their agent to ensure quality management of data along with consistency among numerous converters and packaging media. The Company has established 22 on-site locations at or near clients that require high volume, specialized service. As its art production services continue to expand, the Company anticipates that it will further develop its on-site services to its client base.


     Many of the Company's clients place orders on a daily and weekly basis and work closely with the Company year-round as they frequently redesign product packaging or introduce new products. While certain promotional activities are seasonal, such as those relating to summer, back-to-school time and holidays, shorter technology-driven prepress cycle time has enabled consumer products manufacturers to tie their promotional activities to regional and/or current events (such as sporting events or motion picture releases), prompting such manufacturers to redesign their packages more frequently. This has resulted in a correspondingly higher number of packaging redesign assignments. This technology-driven trend toward more frequent packaging changes has offset previous seasonal fluctuations in the volume of the Company's business. In addition, consumer products manufacturers have a tendency to single-source their prepress work with respect to a particular product line, so that changes to the product continuity can be assured. As a result, the Company has developed a base of steady clients in the food and beverage industry. During 1996, no single client accounted for more than 8% of the Company's net sales, and the 10 largest clients in the aggregate accounted for approximately 37% of net sales. For the nine months ended September 30, 1997, no single client accounted for more than 7% of net sales, and the 10 largest clients accounted for approximately 34% of net sales.

     The Company's current clients include:

Bayer Corporation                           Lipton Tea Company, Ltd.
Brachs & Brock Confections, Inc.            Nabisco Foods Group
Campbell Soup Company                       Nestle
ConAgra, Inc.                               Pepsico, Inc.
CPC Best Foods                              Pillsbury, Inc.
General Mills, Inc.                         PrintPack
Hershey Foods Corporation                   Publisher's Clearing House
Hunt-Wesson, Inc.                           The Quaker Oats Company
International Home Foods                    SmithKline Beecham
The Keebler Company                         Stouffer Foods Corporation
Leo Burnett Company, Inc.                   7-Up/Dr. Pepper
Lever Brothers

COMPETITION

     The Company's competition comes from three sources: other independent color separators; converters and printers that have prepress service capabilities; and consumer products companies who are able to use developing technologies to execute these services in-house.

     Independent color separators are companies whose business is performing prepress services for one or more of the principal printing processes. The Company believes that only two firms, Wace Group U.S.A., a subsidiary of Wace P.L.C., and Southern Graphics, a subsidiary of Reynolds Metals, compete with Schawk on a national basis. The remaining independent color separators are regional or local firms that compete in specific markets. To remain competitive, each firm must maintain client relationships and recognize, develop and exploit state-of-the-art technology and contend with the increasing demands for speed.

     Some converters with prepress service capabilities compete with the Company by performing such services in connection with printing work. Independent color separators such as the Company, however, may offer greater technical capabilities, image quality control and speed of delivery. In addition, converters often utilize the services of the Company because of the rigorous demands being caused by the requirement for increased timetables. Increasingly, converters are being required to invest in technology to improve speed in the printing process and have avoided spending on prepress technology.

     In the past, the Company has faced competition from clients who have sought to reduce costs by performing color separation services in-house. However, as requirements of speed continue to be critical, along with the recognition of the importance of focusing on their core competencies, clients have increasingly recognized that the Company provides services at a rate and cost that makes outsourcing more efficient.

PURCHASING AND RAW MATERIALS

     The Company purchases photographic film and chemicals, storage media, ink, plate materials and various other supplies and chemicals on consignment for use in its business. These items are purchased from a variety of sources and are available from a number of producers, both foreign and domestic. Materials and supplies account for only a small portion of the Company's cost of production, and no shortages are anticipated. Furthermore, as a growing proportion of the workflow is digital, the already low percentage of materials in cost of sales will continue to be reduced. Historically, the Company has negotiated and enjoys significant volume discounts on materials and supplies from most of its suppliers.

INTELLECTUAL PROPERTY

     The Company owns no significant patents. The trademarks "Schawk," "Clockface and Creole," "CLICk" and "PaRTs" and the trade names "Amber Design," "Color Data East," "Schawkgraphics," "Schawk Client Services Group," "Schawk Prep," "Lincoln Graphics," "Litho Colorplate," "LSI/Atlanta," "LSI/Kala," "Process Color Plate," "Total Reproductions," "Weston Engraving," "The Palm Group," "Stebbins Photography," "Blue Barrel," "StanMont," "PrinterNet," "CyberImages," "Batten Graphics," "Fishbowl" and "XZact" are the most significant trademarks and trade names used by the Company.

EMPLOYEES

     As of September 30, 1997, the Company had approximately 880 full-time employees. Of this number, 60% were production employees of which approximately 187 are represented by local units of the Graphic Arts International Union and approximately 67 were represented by local units of the Toronto Typographical Union. The Company's union employees are vital to its operations. Collective bargaining agreements covering the Company's union employees in four facilities are subject to renegotiation. One is subject to renegotiation in 1998 and three are subject to renegotiation during 1999-2000. One is presently being renegotiated. The Company considers its relationships with its employees and unions to be good.

BACKLOG

     The Company does not have or keep backlog figures as projects or orders are generally in and out of the facilities within five to seven days. Generally, the Company does not have contracts with its clients, but maintains client relationships through a combination of service, technology enhancements and price.

FACILITIES

     The Company owns or leases the following office and operating facilities:

                                                                                      LEASE
                                                    OWNED/                         EXPIRATION
             LOCATION                SQUARE FEET    LEASED        PURPOSE             DATE              DIVISION
             --------                -----------    ------        -------          ----------           --------
                                    (APPROXIMATE)
Armonk, New York..................     10,000       Leased   General Offices,     Month to        Color Data East
                                                             Operating Facility   month
Carmel, Indiana...................        782       Leased   Sales and Service    October 1998    Weston Engraving
                                                             Office                               Company, Inc.
Cherry Hill, New Jersey...........     35,000       Owned    General Offices,     N/A             Lincoln Graphics
                                                             Operating Facility
Chicago, Illinois.................     42,000       Leased   General Offices,     June 2002       Process Color Plate
                                                             Operating Facility                   Co.
Cincinnati, Ohio..................      4,754       Leased   Client Services      October 2000    Schawk Cincinnati
Covington, Kentucky...............        200       Leased   Sales Offices        Month to        LSI/Kala
                                                                                  month
Rosemont, Illinois................      3,500       Leased   Warehouse            March 1998      Corporate
Des Plaines, Illinois.............     20,000       Owned    Executive Offices    N/A             Corporate
Des Plaines, Illinois.............     60,000       Leased   General Offices,     N/A             Schawkgraphics
                                                             Operating Facility
Hackettstown, New Jersey..........      3,000       Leased   General Offices,     December 2000   Amber Design
                                                             Operating Facility                   Associates
Kalamazoo, Michigan...............     67,000       Owned    General Offices,     N/A             LSI/Kala
                                                             Operating Facility
Minneapolis, Minnesota............     31,000       Owned    General Offices,     N/A             Weston Engraving
                                                             Operating Facility                   Company, Inc.
                                                                                                  Litho Colorplate,
                                                                                                  Inc.
                                                                                                  The Palm Group
                                                                                                  Stebbins Photography
Montreal, Quebec, Canada..........      5,000       Leased   General Offices,     September       StanMont, Inc.
                                                             Operating Facility   2004
Montreal, Quebec, Canada..........     30,000       Owned    General Offices,     N/A             StanMont, Inc.
                                                             Operating Facility                   XZact
Roseville, Minnesota..............     16,000       Leased   General Offices,     May 1997        Dimension Imaging
                                                             Operating Facility
Smyrna, Georgia...................     20,000       Leased   General Offices,     October 1998    LSI/Atlanta
                                                             Operating Facility                   Converterscan
Toronto, Ontario, Canada..........     30,000       Leased   General Offices,     December 2004   Batten Graphics
                                                             Operating Facility                   CyberImages
                                                                                                  Fishbowl Productions
                                                                                                  PrinterNet

     The Company considers its facilities adequate for current and foreseeable levels of operations.

LEGAL PROCEEDINGS

     From time to time, the Company has been a party to routine pending or threatened legal proceedings and arbitrations. The Company insures some, but not all, of its exposure with respect to such proceedings. Based upon information presently available, and in light of legal and other defenses available to the Company, management does not consider the liability from any threatened or pending litigation to be material to the Company. The Company has not experienced any significant environmental problems.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The Company's executive officers and directors are as follows:


            NAME              AGE                        POSITION
            ----              ---                        --------
Clarence W. Schawk..........  71    Chairman of the Board and Director
David A. Schawk.............  41    Chief Executive Officer, President and Director
A. Alex Sarkisian...........  45    Executive Vice President, Corporate Secretary and
                                    Director
James J. Patterson..........  41    Senior Vice President and Chief Financial Officer
Judith W. McCue.............  49    Director
Robert F. Meinken...........  71    Director
John T. McEnroe.............  45    General Counsel, Assistant Secretary and Director
Hollis W. Rademacher........  61    Director
Dennis D. Wilson............  45    Chief Accounting Officer and Director of Financial
                                    Reporting
John P. Cragen..............  47    Corporate Controller


     Clarence W. Schawk has been Chairman of the Board of the Company since September 1992, when he was also appointed to the Executive Committee. He served as Chief Executive Officer of Filtertek from September 1992 until February 1993. Clarence W. Schawk also served as Chairman of the Board of Old Schawk from 1953 until the Merger with Filtertek and served as Chief Executive Officer until June 1994. He is the father of David A. Schawk, President and Chief Executive Officer of the Company. Clarence W. Schawk previously served as President and a Director of the International Prepress Association. Mr. Schawk also served as a Director of Old Schawk until the Merger.

     David A. Schawk was appointed Chief Operating Officer of the Company in September 1992, and was elected Chief Executive Officer and President in February 1993. He was appointed to the Board of Directors in September 1992. David A. Schawk served as the President of Old Schawk from 1987 until the Merger. David A. Schawk was appointed Chief Executive Officer in June 1994. David A. Schawk serves on the Company's Executive and 401(k) Administration Committees. David A. Schawk is the son of Clarence W. Schawk. David A. Schawk currently serves as a Director of the International Prepress Association. Mr. Schawk also served as a Director of Old Schawk until the Merger.


     A. Alex Sarkisian was appointed Executive Vice President in 1994 and has served on the Company's Board of Directors and as Corporate Secretary since September 1992. Mr. Sarkisian was the Executive Vice President and Secretary of Old Schawk and has held such positions since 1988 and 1986, respectively. Mr. Sarkisian also served as a Director of Old Schawk until the Merger. He is a member of the Executive and 401(k) Administration Committees.



     James J. Patterson was appointed Senior Vice President and Chief Financial Officer in December 1997. Prior to joining the Company, Mr. Patterson was Vice President of IMC Global Inc. from 1996 to September 1997. Mr. Patterson was Vice President and Chief Financial Officer of The Vigoro Corporation from 1993 until it was acquired by IMC Global Inc. in 1996. From 1990 to 1992, Mr. Patterson was Vice President and Controller of Great American Management and Investment, Inc., a diversified holding company, and Vice President and Controller of Capsure Holdings, Inc., a holding company in the specialty insurance business. Mr. Patterson is a Certified Public Accountant.


     Judith W. McCue has been a partner with the law firm of McDermott, Will & Emery since 1995. Prior thereto, Ms. McCue was a partner with the law firm of Keck, Mahin & Cate where she practiced from 1972 to 1995. Ms. McCue was appointed Director of the Company in September 1992 and is a member of the Audit and Option Committees.

     Robert F. Meinken has been a retired private investor and businessman since 1988, after an extensive career in sales and marketing. Mr. Meinken was appointed Director of the Company in September 1992 and is a member of the Audit and Option Committees.

     John T. McEnroe has been a partner with the law firm of Vedder, Price, Kaufman & Kammholz, counsel to the Company, since May 1992. Prior to this position, he was a partner with the law firm of Keck, Mahin & Cate where he practiced from 1976 to 1992. Mr. McEnroe was appointed a Director of the Company in September 1992 and is a member of the Executive and Option Committees.


     Hollis W. Rademacher held various positions with Continental Bank, N.A., Chicago, Illinois, from 1957 to 1993 and was Chief Financial Officer of Continental Bank Corporation, Chicago, Illinois, from 1988 to 1993. Mr. Rademacher is currently self-employed in the fields of consulting and investments in Chicago, Illinois. Mr. Rademacher was first elected a director of the Company in 1995 and is a member of the Audit and Option Committees. Mr. Rademacher also serves as a Director of Cityscape Financial Corporation, College Television Network and Wintrust Financial Corporation.


     Dennis D. Wilson has been Chief Accounting Officer since 1996 and Director of Financial Reporting since 1994. From 1992 to 1994, Mr. Wilson was a principal of Wilson Financial Services, Crete, Illinois, and Chief Financial Officer of Family Services Center, Matteson, Illinois. Mr. Wilson is a Certified Public Accountant.

     John P. Cragen has been Corporate Controller of the Company since 1994 and held a similar position with Old Schawk from 1976 to 1994. Mr. Cragen is a Certified Public Accountant.

     Currently, all outside Directors of the Company (except for Mr. McEnroe) receive a $500 fee for attendance at each regularly scheduled or special board or committee meeting. All Directors are also reimbursed for ordinary and necessary expenses incurred in attending Board or committee meetings. Directors fees are paid to Directors who are compensated employees of the Company as part of such employees' overall compensation. All non-employee Directors have received options under the Company's 1991 Outside Directors' Formula Stock Option Plan.

     There is presently one vacancy on the Board of Directors. The Board presently intends to fill such vacancy, but has not identified any candidate to date. Any person appointed by the Board to fill such vacancy in accordance with the Company's By-laws during 1997 will be up for election at the 1998 Annual Meeting.

EMPLOYMENT AGREEMENTS

     In January 1991, the Company entered into employment agreements with Clarence W. Schawk and David A. Schawk to serve as executive officers. These agreements, upon review of comparable base salaries for executives of similarly situated companies, have been amended and restated effective October 1, 1994. Each employment agreement, as amended and restated in October, 1994, provides for an initial term of 10 years (through December 31, 2004), with one-year extensions thereafter unless terminated by either the Company or the executive. Each employment agreement provides for payment of a base salary, adjustable annually by the Board of Directors based upon a merit review and to account for inflation, as well as an annual bonus consisting of short- and long-term incentives. Clarence W. Schawk's employment agreement provided for a base salary of $540,000 for the calendar year 1996 and David A. Schawk's employment agreement provided for a base salary of $432,000 for the calendar year 1996.

     The short-term bonus plan contemplates cash payments of 5.0% and 3.0% of the excess of "adjusted net income" over $10.0 million with respect to Clarence
W. Schawk and David A. Schawk, respectively. "Adjusted net income" means annual net income after taxes, but before bonuses to the Chairman and the President of the Company and amortization of goodwill resulting from acquisitions of the Company consummated after January 1, 1995. The amounts of such cash payments are subject to adjustment based upon the Company's financial performance during the relevant fiscal year. The long-term plan contemplates a non-cash distribution of options calculated to equal 5.0% and 3.0% of the excess of "adjusted net income" over $10.0 million for Clarence W. Schawk and David A. Schawk, respectively. There were no short-term plan cash bonus payments made or long-term stock plan options granted during 1996 to either Clarence W. Schawk or David A. Schawk.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Class A Common Stock as of the date of this Prospectus by: (i) each Selling Stockholder; (ii) each member of the Schawk Family; (iii) each of the Company's directors; and (iv) all directors and executive officers as a group. Except as provided below, no other person is known by the Company to beneficially own more than 5% of the outstanding shares of Class A Common Stock.


                                      BENEFICIAL OWNERSHIP                       BENEFICIAL OWNERSHIP
                                       BEFORE OFFERING(1)       SHARES TO BE      AFTER OFFERING(1)
                                   --------------------------   SOLD IN THE      --------------------
              NAME                   SHARES           PERCENT     OFFERING         SHARES     PERCENT
              ----                 -----------        -------   ------------     ----------   -------
Clarence W. Schawk(2)............   11,129,272(3)      55.2%      883,067(4)     10,246,205    47.3%
David A. Schawk(2)...............    1,704,466(5)       8.5       200,000         1,504,466     6.9
Jacques R. Lilly(6)..............      304,780          1.5       304,780                 0     0.0
John J. Leahy(7).................      212,366(8)       1.1       112,153           100,213       *
Cathy Ann Schawk(2)(9)...........    1,098,871(10)      5.5                       1,098,871     5.1
Judith Lynn Gallo(2)(11).........      904,262(12)      4.5                         904,262     4.2
Lisa Beth Stearns(2)(13).........      863,760(14)      4.3                         863,760     4.0
A. Alex Sarkisian(2).............    1,339,223(15)(16)  6.7                       1,339,223     6.2
James J. Patterson...............        5,000(17)        *                           5,000       *
John T. McEnroe..................       25,687(18)        *                          25,687       *
Judith W. McCue..................       24,461(19)        *                          24,461       *
Robert F. Meinken................       20,160(20)        *                          20,160       *
Hollis W. Rademacher.............       15,950(21)        *                          15,950       *
Directors and Executive Officers
  as a group (10 persons)........   14,279,708(22)     69.9%                     13,196,641    60.2%


---------------

  *  Less than 1.0%.

 (1) Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power.

 (2) Each is a member of the Schawk Family. The address for each of the Schawk Family members is 1695 River Road, Des Plaines, Illinois 60018.


 (3) Includes currently exercisable options to purchase 109,560 shares; 630,313 shares held directly by Mr. Schawk's wife; 428,890 shares held by the Clarence W. and Marilyn G. Schawk Family Foundation (the "Schawk Family Foundation"), a charitable foundation as to which Clarence W. Schawk and his wife serve as trustees, and 8,471,702 shares held by SGK Investments Limited Partnership (the "Schawk Family Partnership"), a family limited partnership, with respect to which Clarence W. Schawk or his wife has voting power. Clarence W. Schawk is the managing general partner of the Schawk Family Partnership and has investment power with respect to all of the 9,649,000 shares of Class A Common Stock held by the Schawk Family Partnership. Does not include 1,177,298 shares held by the Schawk Family Partnership for which Mr. Schawk does not have voting power, shares beneficially owned by Clarence W. Schawk's son David A. Schawk, or shares beneficially owned by Clarence W. Schawk's daughters Cathy Ann Schawk, Judith Lynn Gallo and Lisa Beth Stearns, or held in family trusts for the benefit of certain of his grandchildren. Clarence W. Schawk does not share voting power over shares of the Company held by or on behalf of his children or grandchildren.



 (4) Represents 428,890 shares held by the Schawk Family Foundation and 454,177 shares held by the Schawk Family Partnership.



 (5) Includes currently exercisable options to purchase 126,060 shares and 91,673 shares held by the Schawk Family Partnership with respect to which David A. Schawk has voting power. David A. Schawk is a general partner of the Schawk Family Partnership. Does not include shares beneficially owned by David A. Schawk's father, Clarence W. Schawk or shares beneficially owned by or held in family trusts for the benefit of David A. Schawk's sisters Cathy Ann Schawk, Judith Lynn Gallo and Lisa Beth Stearns, and certain of Clarence W. Schawk's grandchildren. Includes 475 shares held in joint tenancy and as custodian for minors gifted to David A. Schawk's friends.

 (6) Mr. Lilly's address is P.O. Box 286, Bridgewater Corners, Vermont 05035.


 (7) Mr. Leahy's address is 20 Magnolia Drive North, Ormond Beach, Florida
     32174.



 (8) Includes currently exercisable options to purchase 100,213 shares.



 (9) Ms. Schawk is the daughter of Clarence W. Schawk and sister of David A. Schawk, Judith Lynn Gallo and Lisa Beth Stearns.



(10) Includes 289,500 shares held by the Schawk Family Partnership with respect to which Ms. Schawk has voting power.



(11) Ms. Gallo is the daughter of Clarence W. Schawk and the sister of David A. Schawk, Cathy Ann Schawk and Lisa Beth Stearns.



(12) Includes 156,000 shares held by the Schawk Family Partnership with respect to which Ms. Gallo has voting power. Does not include shares held in trust for the benefit of Ms. Gallo's child.



(13) Ms. Stearns is the daughter of Clarence W. Schawk and the sister of David
     A. Schawk, Cathy Ann Schawk and Judith Lynn Gallo.



(14) Includes 174,348 shares held by the Schawk Family Partnership with respect to which Ms. Stearns has voting power. Does not include shares held in trusts for the benefit of Ms. Stearns' children.



(15) Includes currently exercisable options to purchase 57,626 shares.



(16) Includes 812,967 shares held by various Schawk Family trusts for the benefit of certain of Clarence W. Schawk's grandchildren, and 465,777 shares held by the Schawk Family Partnership with respect to which Mr. Sarkisian has voting power as trustee for Clarence W. Schawk's grandchildren.



(17) Represents currently exercisable options.



(18) Includes currently exercisable options to purchase 19,960 shares and 4,726 shares owned indirectly by his spouse.



(19) Includes currently exercisable options to purchase 19,960 shares and the indirect ownership of 4,501 shares held in retirement trust accounts.



(20) Includes currently exercisable options to purchase 19,960 shares.



(21) Includes currently exercisable options to purchase 14,950 shares.



(22) Includes currently exercisable options to purchase an aggregate of 385,026 shares held by certain executive officers and directors.


                              CERTAIN TRANSACTIONS

     Clarence W. Schawk owns Geneva Waterfront, Inc., a Wisconsin corporation that owns The Geneva Inn, a hotel in Lake Geneva, Wisconsin. Geneva Waterfront, Inc. employees are eligible to participate in the Company's health plan. The Company has been reimbursed for the full costs of such insurance. Schawk believes that this arrangement benefits the Company because it enhances the Company's bargaining power with its health insurance providers. The arrangement is beneficial to Geneva Waterfront, Inc. because it enables Geneva Waterfront, Inc. to purchase health insurance for its employees at a lower cost than it would be able to obtain independently. In 1994, 1995 and 1996, the Company received $167,595, $174,875 and $233,591, respectively, in insurance premium reimbursements from Geneva Waterfront, Inc.

     The Company's facilities at 1200 West Monroe Street, Chicago, Illinois are leased from The Clarence W. Schawk 1979 Children's Trust, a trust established for the benefit of the children of Clarence W. Schawk, including David A. Schawk. Based on third-party appraisals, management believes that the gross rent and other terms and conditions of this lease are comparable to those that would have been obtained in an arm's-length transaction. The amount paid by the Company in each of 1994, 1995 and 1996 under this lease was $380,355.

     The Company's facility at 1600 East Sherwin Avenue, Des Plaines, Illinois is leased from C.W. Properties, Chicago, a group consisting of a Missouri corporation and certain individuals, all of whom are unrelated to the Schawk Family. The lease provides for an option to purchase the building and the adjoining property at 70% of the fair market value. The option is held by Graphics IV Ltd., an Illinois limited partnership ("Graphics IV"). The limited partners of Graphics IV are David A. Schawk and the daughters of Clarence W. Schawk. Based on third party appraisals, management believes that the gross rent and other terms and conditions of this lease are comparable to those that would have been obtained in an arm's-length transaction. The amount paid by the Company in 1994, 1995 and 1996 under this lease was $579,000, $670,986 and $679,347, respectively.


     As recently as August 1997, Clarence W. Schawk purchased shares of Class A Common Stock on the open market. These purchases have been consistent with Mr. Schawk's regular pattern over the last two years of purchases on the open market for his own account, under the Company's employee stock purchase plan and through the Company's dividend reinvestment plan. In connection with the Offering, Mr. Schawk has agreed to promptly pay to the Company any gains he might realize for purposes of Section 16 of the Exchange Act as a result of any prior purchase of Class A Common Stock. The Company presently estimates that the amount of such gain, if any, will not exceed $50,000.



     As part of the final settlement of certain stockholders' litigation against the Company and its directors relating to the Merger, Clarence W. Schawk and David A. Schawk transferred 159,521 shares of Class A Common Stock to a settlement fund for the benefit of settlement class members. The shares are subject to a put agreement whereby the class members may require the Company to purchase the shares at a price ranging from $7.00 to $9.50 per share. The actual price depends upon the time of exercise over the exercise period which begins on the final settlement date and ends on the later of the second anniversary of the final court approval of the settlement agreement (which occurred on May 21, 1997) or 180 days after the shares are distributed to class members (which is not anticipated to occur prior to March 1, 1998).


     The Company will use the proceeds from the Offering, in addition to other available funds, to repurchase all of the issued and outstanding shares of the Series A Preferred Stock and Series B Preferred Stock of the Company at a price of $1,000 per share (the liquidation preference amount per share). All of the shares of the Series A Preferred Stock and Series B Preferred Stock of the Company are held by or on behalf of the Schawk Family. Each holder of shares of the Series A Preferred Stock and Series B Preferred Stock has agreed to sell such shares to the Company at or prior to the closing of the Offering. The Board of Directors has conditioned the repurchase of such shares on receipt of a fairness opinion from an independent qualified investment banking firm which provides that the price paid for the shares of the Series A Preferred Stock and Series B Preferred Stock is fair to the stockholders of the Company from a financial point of view.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), fixes the total number of shares of all classes of capital stock which the Company has the authority to issue at 41,200,000 shares, of which 1,000,000 shares are shares of Preferred Stock, $0.01 par value per share (the "Preferred Stock"), 40,000,000 shares are shares of Class A Common Stock, $0.008 par value per share, and 200,000 shares are shares of Class B Common Stock, $0.05 par value per share (the "Class B Common Stock").

CLASS A COMMON STOCK

     Voting Rights. Each share of Class A Common Stock is entitled to one vote per share on all matters submitted to a vote of the stockholders.

     Dividends. Subject to the rights of holders of Preferred Stock and subject to any other provisions of the Certificate of Incorporation, holders of Class A Common Stock are entitled to receive such dividends and other distributions in cash, property or shares of stock of the Company as may be declared from time to time by the Board of Directors in its discretion from any assets of the Company legally available therefor. See "Dividend Policy."

     Liquidation Rights. Upon the liquidation, dissolution or winding up of the Company, the holders of Class A Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Thereafter all distributions shall be made for the benefit of the holders of Class A Common Stock.

     Other Provisions. Class A Common Stock does not have preemptive rights to subscribe to any additional securities that the Company may issue, and there are no redemption provisions or sinking fund provisions applicable to the Class A Common Stock nor is Class A Common Stock subject to calls or assessments by the Company. All outstanding shares of Class A Common Stock are, and all shares of Class A Common Stock to be outstanding upon completion of the Offering will be, validly issued, fully paid and nonassessable.

CLASS B COMMON STOCK

     The shares of Class B Common Stock are non-voting. There are presently no shares of Class B Common Stock outstanding and there is no intention that the Company will ever issue shares of Class B Common Stock.

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series. Currently, two series -- Series A Preferred Stock and Series B Preferred Stock -- have been designated by the Board, both of which series are held by members of the Schawk Family.


     The Company issued 22,000 shares of Series A Preferred Stock and 5,207 shares of the Series B Preferred Stock to the Schawk Family in the Merger. There are 15,400 shares of Series A Preferred Stock and 5,207 shares of Series B Preferred Stock outstanding as of the date hereof. The terms and conditions of the Series A Preferred Stock and Series B Preferred Stock were determined by the Board of Directors and are set forth in respective certificates of designation adopted by the Board and filed with the Secretary of State of the State of Delaware in December 1994. In connection with the Offering, the Company will repurchase all of the Series A and Series B Preferred Shares of the Company from the proceeds of the Offering, together with other available funds, at a purchase price of $1,000 per share plus accrued but unpaid dividends. See "Use of Proceeds" and "Certain Transactions."


CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK


     Upon consummation of the Offering, there will be 18,461,647 shares of Class A Common Stock (of which 2,376,074 shares have been reserved for issuance pursuant to the exercise of options granted or to be granted under the Company's option plans and other employee compensation agreements) and 972,793 shares of undesignated Preferred Stock available for future issuance without stockholder approval. To the extent the Company utilizes a depositary facility in order to issue units representing fractional interests in deposited shares of Preferred Stock, the Company may effectively increase the amount of Preferred Stock available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. The Company does not currently have any plans to issue additional shares of capital stock, other than shares of Class A Common Stock which may be issued upon the exercise of options. The Company may issue Class A Common Stock in connection with the acquisition of other companies.


     One of the effects of the existence of unissued and unreserved Class A Common Stock and undesignated Preferred Stock may be to enable the Board of Directors of the Company to issue shares to persons friendly to current management which could render more difficult, delay or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. Although it has no present intention to do so, the Board of Directors of the Company could issue Preferred Stock with voting, dividend and conversion rights which could adversely affect the voting power of holders of Class A Common Stock and the likelihood that such holders receive dividend payments and payments upon liquidation.

DELAWARE TAKEOVER STATUTE

     The Company is subject to the restrictions imposed by Section 203 of the Delaware General Corporation Law, as amended ("Section 203"). Section 203 provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation with the corporation for a three-year period following the date that such stockholder becomes an "interested stockholder" unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder;" (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or
(iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." Except as otherwise specified in Section 203, an "interested stockholder" is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person. The Schawk Family became "interested stockholders" upon the effective acquisition of a controlling interest in Filtertek in September 1992.

     These provisions could have the effect of delaying, deferring or preventing a change of control of the Company. The Company's stockholders, by adopting an amendment to its Certificate of Incorporation or By-laws, may elect not to be governed by Section 203, effective twelve months after adoption.

LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION

     The Company's Certificate of Incorporation contains a provision that limits the liability of its directors for breaches of their fiduciary duties as directors to the full extent permitted by the Delaware General Corporation Law. As a result, directors will not be liable, in certain circumstances, to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duties as directors. Such limitation does not, however, affect the liability of a director: (i) for any transaction from which the director derives an improper personal benefit; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for improper payment of dividends or redemption of shares; or (iv) for any breach of the director's duty of loyalty to the Company or its stockholders. The Certificate of Incorporation provides that the Company shall indemnify its officers and directors to the fullest extent permitted by applicable law.

TRANSFER AGENT AND REGISTRAR

     First Chicago Trust Company of New York serves as the transfer agent and registrar for the Class A Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


     All of the 3,000,000 shares sold in the Offering (3,450,000 if the Underwriters' over-allotment option is exercised in full) will be eligible for sale in the public market without restriction under the Securities Act except that any share purchased by an "affiliate" of the Company (as that term is defined in Rule 144 adopted under the Securities Act) will be subject to the resale limitations of Rule 144. Upon completion of the Offering, there will be 21,538,353 outstanding shares of Class A Common Stock and the public float will be increased from 5,364,302 shares to 8,364,302 (8,814,302 shares if the Underwriters' over-allotment option is exercised in full). The public float includes 2,247,045 freely transferable shares held by non-management members of the Schawk Family. Of the remaining shares outstanding, 159,521 shares will be held by independent parties and constitute "restricted securities" as defined under Rule 144 of the Securities Act and subject to the resale limitations thereunder, and 12,811,615 shares will be beneficially owned by affiliates of the Company (including management members of the Schawk Family and other executive officers and directors of the Company) and eligible for resale subject to the limitations under Rule 144. Of the shares held by or on behalf of the Schawk Family, 2,247,045 shares are freely transferrable under Rule 144, and 13,413,643 shares are eligible for resale subject to the volume limitations of Rule 144. The Company and the Schawk Family have entered into a registration rights agreement under which the Schawk Family may cause the Company to register for sale under the Securities Act all of the shares of Class A Common Stock owned by them or include such shares as part of a registered underwritten public offering of Class A Common Stock by the Company.



     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) to whom the Rule is applicable, including an affiliate, who has beneficially owned shares for at least a one-year period (as computed under Rule 144) is entitled to sell within any three-month period the number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Class A Common Stock (approximately 215,000 shares after giving effect to the Offering) and (ii) the reported average weekly trading volume of the then outstanding shares of Class A Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission. Sales under Rule 144 also are subject to certain provisions relating to the manner and notice of sale and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned shares for at least a two-year period (as computed under Rule
144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above.



     Up to 535,176 additional shares of Class A Common Stock may be purchased by certain employees and directors of the Company pursuant to the exercise of options granted under the Company's 1988 Equity Option Plan and the 1991 Outside Directors' Formula Stock Option Plan, of which 335,981 were vested as of December 31, 1997. The shares of Class A Common Stock issuable upon exercise of the Options are freely tradable under a registration statement on Form S-8, except that such shares held by affiliates of the Company will be subject to the volume limitations of Rule 144. The Company also has outstanding options for 124,074 shares under employee compensation agreements, all of which were vested as of December 31, 1997. Any shares acquired upon exercise of such options would be subject to Rule 144.


     No prediction can be made as to the effect, if any, that future sales of shares, including any shares that may be issued in connection with potential future acquisitions, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Class A Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Class A Common Stock and the Company's ability to raise capital in the future through the sale of additional securities. See "Risk Factors -- Shares Eligible for Future Sale."

                                  UNDERWRITING

     Under the terms of, and subject to the conditions in, the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Underwriters named below, for whom Lehman Brothers Inc. and McDonald & Company Securities, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to each Underwriter, the aggregate number of shares of Class A Common Stock set forth opposite their respective names below:

                                                              NUMBER OF
                                                               SHARES
                        UNDERWRITERS                          ---------
Lehman Brothers Inc. .......................................
McDonald & Company Securities, Inc. ........................
                                                              ---------
          Total.............................................  3,000,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase shares of Class A Common Stock are subject to certain conditions, and that if any of the foregoing shares of Class A Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all the shares of Class A Common Stock agreed to be purchased by the Underwriters must be so purchased.

     The Company and the Selling Stockholders have been advised that the Underwriters propose to offer the shares of Class A Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the Underwriters) at such public offering price less a selling concession not in excess of
$          per share. The selected dealers may re-allow a concession not in
excess of $          per share to certain brokers and dealers. After the
Offering, the public offering price, the concession to selected dealers and the reallowance may be changed by the Underwriters.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company and the Selling Stockholders have granted to the Underwriters an option to purchase up to an aggregate of 450,000 shares of Class A Common Stock, exercisable solely to cover over-allotments, at the offering price to the public less the underwriting discounts and commissions shown on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Class A Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table.


     Certain stockholders of the Company, owning an aggregate of 15,660,688 shares after the Offering, have agreed that they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Class A Common Stock or any securities convertible into or exchangeable or exercisable for any such shares for a period of 90 days after the effective date of the Offering without the prior written consent of Lehman Brothers Inc. In addition, the Company has agreed that it will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Class A Common Stock or any securities convertible into or exchangeable for such shares without the prior written consent of Lehman Brothers Inc. for 90 days after the effective date of the Offering.


     Until the distribution of the Class A Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Class A Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Class A Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock.

     In addition, if the Representatives over-allot (i.e., if they sell more shares of Class A Common Stock than are set forth on the cover page of this Prospectus), and thereby create a short position in the Class A Common Stock in connection with the Offering, the Representatives may reduce that short position by purchasing Class A Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Class A Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Class A Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The validity of the shares of Class A Common Stock being offered hereby and certain other matters are being passed upon for the Company by Vedder, Price, Kaufman & Kammholz, Chicago, Illinois. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Winston & Strawn, Chicago, Illinois.

     John T. McEnroe, a partner of Vedder, Price, Kaufman & Kammholz, is a director of the Company.

                                    EXPERTS

     The consolidated financial statements (including a schedule incorporated by reference) of Schawk, Inc. at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing and incorporated by reference elsewhere herein, which as to 1994 is based in part on the report of Arthur Andersen LLP, independent auditors. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                              PAGE
                                                              ----
Reports of Independent Auditors.............................  F-2
Consolidated Financial Statements:
  Consolidated balance sheets...............................  F-4
  Consolidated statements of operations.....................  F-5
  Consolidated statements of stockholders' equity...........  F-6
  Consolidated statements of cash flows.....................  F-7
  Notes to consolidated financial statements................  F-8

                 NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                                  (UNAUDITED)

Condensed Consolidated Interim Financial Statements:
  Condensed consolidated balance sheet......................  F-20
  Condensed consolidated statements of operations...........  F-21
  Condensed consolidated statements of cash flows...........  F-22
  Notes to condensed consolidated interim financial
     statements.............................................  F-23

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Schawk, Inc.

     We have audited the accompanying consolidated balance sheets of Schawk, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of Schawk, Inc. management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1994 financial statements of Filtertek, Inc. (the Plastics Group of Schawk, Inc.), which statements reflect net income of $4.2 million for the period ended December 30, 1994 (included in income from discontinued operations). Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to 1994 data included for the Plastics Group, is based on the report of other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Schawk, Inc. at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Chicago, Illinois
February 14, 1997

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Schawk, Inc.

     We have audited the consolidated balance sheets of Filtertek, Inc. and subsidiaries (a Delaware corporation and subsidiary of Schawk, Inc.; previously a combined entity of Filtertek, Inc. and Filtertek de Puerto Rico, Inc., see
Note 1) as of December 30, 1994 and December 31, 1993, and the related consolidated statements of income, cash flows and stockholders' equity for the period ended December 30, 1994 and for the years ended December 31, 1993 and 1992, not separately presented herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. As discussed in Note 2, on October 2, 1993, the Company acquired Fuzere Manufacturing Company, Inc., Fuzere Midwest, and Robinson Industries ("Robinson/Fuzere") in a purchase transaction between companies under common control and accounted for it as though it was effective September 22, 1992, in a manner similar to pooling-of-interests accounting. We did not audit the statements of income of Robinson/Fuzere for the nine months ended September 30, 1993. Such statements are included in the consolidated financial statements of Filtertek, Inc. and subsidiaries. The net sales and net income of Robinson/Fuzere for the period covered by the report of the other auditors represent 17 percent and 35 percent, respectively, of the total consolidated net sales and net income for the year ended December 31, 1993. These financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included in those financial statements, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Filtertek, Inc. and subsidiaries as of December 30, 1994 and December 31, 1993, and the consolidated results of their operations and their cash flows for the period ended December 30, 1994 and for the years ended December 31, 1993, and 1992, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Chicago, Illinois
February 17, 1995

                                  SCHAWK, INC.

                          CONSOLIDATED BALANCE SHEETS
                           (IN THOUSANDS OF DOLLARS)

                                                                  DECEMBER 31
                                                              -------------------
                                                                1996       1995
                                                              --------   --------
Assets
Current Assets:
  Cash and cash equivalents.................................  $    483   $  1,917
  Trade accounts receivable, less allowance for doubtful
     accounts of $760 in 1996 and $984 in 1995..............    19,294     29,865
  Inventories...............................................     3,675     16,806
  Prepaid expenses and other................................     6,258      3,463
  Current Assets of Plastics business held for sale.........    27,495         --
  Deferred income taxes.....................................       590      1,504
                                                              --------   --------
Total current assets........................................    57,795     53,555
Property and equipment, net.................................    27,453     76,540
Property and equipment of Plastics business held for sale...    48,788         --
Excess of cost over net assets acquired, less accumulated
  amortization of $3,449 in 1996 and $6,331 in 1995.........    13,158     47,858
Other assets of Plastics business held for sale.............     9,593         --
Other assets................................................     4,053      6,510
                                                              --------   --------
Total assets................................................  $160,840   $184,463
                                                              ========   ========
Liabilities and Stockholders' Equity
Current liabilities:
  Trade accounts payable....................................  $  4,116   $  7,943
  Accrued expenses..........................................     8,786     11,750
  Notes payable to stockholders.............................     5,765      5,765
  Current liabilities of Plastics business held for sale....     7,270         --
  Notes payable to banks....................................     9,586         --
  Current portion of long-term debt and capital lease
     obligations............................................       391      1,222
                                                              --------   --------
Total current liabilities...................................    35,914     26,680
Long-term debt..............................................    62,500     69,907
Capital lease obligations...................................     5,285      5,675
Other.......................................................     1,217      1,036
Deferred income taxes.......................................     3,187      4,736
Deferred income taxes of Plastics business held for sale....     3,811         --
Stockholders' Equity:
  Common stock..............................................       168        165
  Preferred stock...........................................        --         --
  Additional paid-in capital................................    77,928     75,506
  Retained earnings (deficit)...............................   (26,987)     4,573
  Cumulative foreign currency translation adjustment........        --       (450)
                                                              --------   --------
                                                                51,109     79,794
  Treasury stock, at cost...................................    (1,523)    (2,695)
  Notes receivable from employees...........................      (660)      (670)
                                                              --------   --------
                                                                48,926     76,429
                                                              --------   --------
Total liabilities and stockholders' equity..................  $160,840   $184,463
                                                              ========   ========

                            See accompanying notes.

                                  SCHAWK, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEAR ENDED DECEMBER 31
                                                              -------------------------------
                                                                1996       1995        1994
                                                              --------    -------    --------
Net sales...................................................  $ 90,763    $87,204    $103,889
Cost of sales...............................................    51,153     51,066      52,486
Selling, general, and administrative expenses...............    25,187     25,116      31,094
Write-off of equipment......................................     1,050         --          --
                                                              --------    -------    --------
Operating income............................................    13,373     11,022      20,309
Other income (expense):
  Interest and dividend income..............................       340        532         544
  Interest expense..........................................    (4,657)    (4,306)     (3,858)
  Other.....................................................        --         (5)     (1,004)
                                                              --------    -------    --------
                                                                (4,317)    (3,779)     (4,318)
                                                              --------    -------    --------
Income from continuing operations before income taxes.......     9,056      7,243      15,991
Income tax provision before net operating loss
  carryforwards.............................................     3,530      2,577       3,722
Benefit of net operating loss carryforwards.................        --     (1,632)         --
                                                              --------    -------    --------
Income from continuing operations...........................     5,526      6,298      12,269
Income (loss) from discontinued operations:
  Income from discontinued operations (net of minority
     interest of $1,717 in 1994)............................     2,490        638       1,200
  Loss on disposal of discontinued operations...............   (33,000)        --          --
                                                              --------    -------    --------
Net (loss) income...........................................  $(24,984)   $ 6,936    $ 13,469
                                                              ========    =======    ========
Primary and fully diluted earnings per share:
  Continuing operations.....................................  $   0.22    $  0.26    $     --
  Discontinued operations...................................     (1.56)      0.03          --
                                                              --------    -------    --------
Total.......................................................     (1.34)      0.29          --
                                                              ========    =======    ========
Weighted average number of common and common equivalent
  shares outstanding........................................    19,545     19,203          --
Dividends per Class A common share..........................  $   0.26    $  0.26    $     --
Pro forma data (Note 15) (unaudited):
  Pro forma income taxes....................................                            7,071
  Pro forma net income adjusted only for income taxes.......                           10,247

                            See accompanying notes.

                                  SCHAWK, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996
                             (THOUSANDS OF DOLLARS)

                                  OLD                    SCHAWK, INC.                                          CUMULATIVE
                                SCHAWK     -----------------------------------------                             FOREIGN
                               COMPANIES   CLASS A   CLASS B   SERIES A    SERIES B    ADDITIONAL               CURRENCY
                                COMMON     COMMON    COMMON    PREFERRED   PREFERRED    PAID-IN     RETAINED   TRANSLATION
                                 STOCK      STOCK     STOCK      STOCK       STOCK      CAPITAL     EARNINGS   ADJUSTMENT
                               ---------   -------   -------   ---------   ---------   ----------   --------   -----------
Balance at December 31,
  1993.......................    $ 108       $ --      $--        $--         $--       $16,559     $38,107      $(1,393)
Net income...................       --         --       --         --          --            --      13,469           --
Capital contribution to Flexo
  Graphics, Inc..............       --         --       --         --          --           198          --           --
Dividends....................       --         --       --         --          --            --     (20,398)          --
Cumulative foreign currency
  translation adjustment.....       --         --       --         --          --            --          --          446
Issuance of Series A
  preferred stock............       --         --       --         --          --        22,000     (22,000)          --
Issuance of Series B
  preferred stock............       --         --       --         --          --         5,207      (5,207)          --
Deemed purchase of minority
  interest...................       --         --       --         --          --        31,502          --           --
Recapitalization for
  Merger.....................     (108)       155        9         --          --           (54)         --           --
                                 -----       ----      ---        ---         ---       -------     --------     -------
Balance at December 31,
  1994.......................       --        155        9         --          --        75,412       3,971         (947)
Net income...................       --         --       --         --          --            --       6,936           --
Sale of Class A and B common
  stock......................       --         --       --         --          --            95          --           --
Purchase of Class A and B
  treasury stock.............       --         --       --         --          --            --          --           --
Cumulative foreign currency
  translation adjustment.....       --         --       --         --          --            --          --          497
Conversion of Series A
  preferred stock............       --          1       --         --          --            (1)         --           --
Issuance of Class A common
  stock under dividend
  reinvestment program.......       --         --       --         --          --            --      (1,333)          --
Cash dividends...............       --         --       --         --          --            --      (5,001)          --
                                 -----       ----      ---        ---         ---       -------     --------     -------
Balance at December 31,
  1995.......................       --        156        9         --          --        75,506       4,573         (450)
Net loss.....................       --         --       --         --          --            --     (24,984)          --
Sale of Class A and B common
  stock......................       --         --       --         --          --            60          --           --
Purchase of Class A and B
  treasury stock.............       --         --       --         --          --            --          --           --
Cumulative foreign currency
  translation adjustment.....       --         --       --         --          --            --          --         (233)
Conversion of Series A
  preferred stock............       --          1       --         --          --            (1)         --           --
Issuance of Class A stock in
  connection with purchase of
  Converterscan..............       --          2       --         --          --         2,363          --           --
Issuance of Class A common
  stock under dividend
  reinvestment program.......       --         --       --         --          --            --      (2,607)          --
Cash dividends...............       --         --       --         --          --            --      (3,969)          --
Write-off of foreign currency
  adjustment to discontinued
  operations.................       --         --       --         --          --            --          --          683
                                 -----       ----      ---        ---         ---       -------     --------     -------
Balance at December 31,
  1996.......................    $  --       $159      $ 9        $--         $--       $77,928     $(26,987)    $    --
                                 =====       ====      ===        ===         ===       =======     ========     =======


                                            NOTES
                                          RECEIVABLE
                               TREASURY      FROM
                                STOCK     EMPLOYEES
                               --------   ----------
Balance at December 31,
  1993.......................  $(2,262)     $  --
Net income...................       --         --
Capital contribution to Flexo
  Graphics, Inc..............       --         --
Dividends....................       --         --
Cumulative foreign currency
  translation adjustment.....       --         --
Issuance of Series A
  preferred stock............       --         --
Issuance of Series B
  preferred stock............       --         --
Deemed purchase of minority
  interest...................       --         --
Recapitalization for
  Merger.....................      (63)      (685)
                               -------      -----
Balance at December 31,
  1994.......................   (2,325)      (685)
Net income...................       --         --
Sale of Class A and B common
  stock......................      130       (130)
Purchase of Class A and B
  treasury stock.............   (1,833)       145
Cumulative foreign currency
  translation adjustment.....       --         --
Conversion of Series A
  preferred stock............       --         --
Issuance of Class A common
  stock under dividend
  reinvestment program.......    1,333         --
Cash dividends...............       --         --
                               -------      -----
Balance at December 31,
  1995.......................   (2,695)      (670)
Net loss.....................       --         --
Sale of Class A and B common
  stock......................       57        (57)
Purchase of Class A and B
  treasury stock.............   (1,492)        67
Cumulative foreign currency
  translation adjustment.....       --         --
Conversion of Series A
  preferred stock............       --         --
Issuance of Class A stock in
  connection with purchase of
  Converterscan..............       --         --
Issuance of Class A common
  stock under dividend
  reinvestment program.......    2,607         --
Cash dividends...............       --         --
Write-off of foreign currency
  adjustment to discontinued
  operations.................       --         --
                               -------      -----
Balance at December 31,
  1996.......................  $(1,523)     $(660)
                               =======      =====

                            See accompanying notes.

                                  SCHAWK, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1996       1995       1994
                                                              --------   --------   --------
OPERATING ACTIVITIES
Net (loss) income...........................................  $(24,984)  $  6,936   $ 13,469
Adjustments to reconcile net (loss) income to cash provided
  by operating activities:
  Depreciation and amortization.............................    15,435     16,219     14,866
  Deferred income taxes.....................................      (762)      (138)     3,051
  Deferred income taxes of Plastics business held for
     sale...................................................     3,811         --         --
  Other.....................................................     1,378        243       (147)
  Loss on disposal of discontinued operations...............    33,000         --         --
  Loss on write-off of equipment............................     1,050         --         --
  Changes in operating assets and liabilities, net of
     effects from acquisitions:
     Trade accounts receivable..............................    13,219      1,356     (1,146)
     Inventories............................................    11,520      2,272     (1,509)
     Prepaid expenses and other.............................    (2,279)         1       (169)
     Trade accounts payable and accrued expenses............   (12,197)      (934)       285
     Current assets of Plastics business held for sale......   (27,495)        --         --
     Current liabilities of Plastics business held for
       sale.................................................     7,270         --         --
                                                              --------   --------   --------
Net cash provided by operating activities...................    18,966     25,955     28,700
INVESTING ACTIVITIES
Purchases of property and equipment.........................   (16,823)   (11,027)   (13,882)
Cash proceeds from disposal of property and equipment.......       477         96      1,423
Advances from related parties...............................        --         --      1,238
Acquisitions, net of cash acquired..........................    (6,282)      (395)      (618)
Proceeds from sale of division..............................     5,000         --         --
Proceeds from long-term note collected......................     4,034         --         --
Other.......................................................     1,353        475       (401)
                                                              --------   --------   --------
Net cash used in investing activities.......................   (12,241)   (10,851)   (12,240)
FINANCING ACTIVITIES
Proceeds from debt..........................................     3,860     44,500     22,495
Principal payments on debt..................................    (6,732)   (50,538)   (25,035)
Principal payments on capital lease obligations.............      (402)      (323)      (293)
Principal payments on notes payable to stockholders.........        --     (3,015)        --
Cash dividends..............................................    (3,969)    (5,002)   (12,878)
Purchase of common stock....................................    (1,427)    (1,688)    (1,960)
Issuance of common stock....................................        60         94         57
Other.......................................................       451        497        (91)
                                                              --------   --------   --------
Net cash used in financing activities.......................    (8,159)   (15,475)   (17,705)
                                                              --------   --------   --------
Net decrease in cash and cash equivalents...................    (1,434)      (371)    (1,245)
Cash and cash equivalents beginning of year.................     1,917      2,288      3,533
                                                              --------   --------   --------
Cash and cash equivalents end of year.......................  $    483   $  1,917   $  2,288
                                                              ========   ========   ========
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:
Issuance of note in connection with acquisition.............  $     --   $    807   $     --
Dividends issued in the form of Class A common stock........     2,349      1,333         --
Stock issued in connection with acquisition.................     2,365         --         --
Note received for sale of operating division................     2,619         --         --

                            See accompanying notes.

                                  SCHAWK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

     Schawk, Inc. (the Company) operated in two business segments, Imaging and Information Technologies (the Company) and Plastics, until the sale of the Plastic business segment on February 7, 1997. The Plastics business segment has been reflected in these financial statements as discontinued operations (see
Note 14). The Company consists of the Company known as Schawk, Inc. (Old Schawk) and companies previously affiliated through common ownership, Lincoln Graphics, Inc., and Flexographics, Inc. collectively, the Old Schawk Companies. The Plastics segment consists of the previously 60% owned subsidiaries, Filtertek, Inc. and subsidiaries (Filtertek or the Filtertek Companies). The Company is a leader in the prepress industry in the United States primarily serving consumer products businesses. The Company offers a complete line of prepress services, digital image management, art production, digital photography and products for the production of consumer product packaging and related marketing and advertising materials. All significant intercompany balances and transactions have been eliminated.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash Equivalents

     Cash equivalents include highly liquid debt instruments and time deposits with an original maturity of three months or less. Cash equivalents are stated at cost, which approximates market.

  Inventories

     Inventories are stated at the lower of cost or market. Certain inventories, which approximate 34% in 1996 and 10% in 1995, respectively, are determined on the last in, first out (LIFO) cost basis. The remaining inventories are determined on the first in, first out (FIFO) cost basis.

  Property and Equipment

     Property and equipment, including capitalized leases, are stated at cost, less accumulated depreciation and amortization and are being depreciated and amortized using the straight-line method over the estimated useful lives of the assets or the term of the leases, ranging from 3 to 40 years.

  Excess of Cost over Net Assets Acquired

     Excess of cost over net assets acquired (goodwill) is being amortized using the straight-line method over periods ranging from 10 to 40 years. The Company continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted net cash flows of the related business unit.

  Foreign Currency Translation

     Foreign currency assets and liabilities are translated at the rate of exchange existing at year-end and income and expenses amounts are translated at the average of the monthly exchange rates. Gains and losses resulting from the translation of foreign currency financial statements are deferred and classified as a separate component of stockholders' equity.

  Income Taxes

     Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are

                                  SCHAWK, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

expected to reverse. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets arising from temporary differences and net operating losses will not be realized.

     Prior to 1995 the Old Schawk Companies had elected to be taxed as an S Corporation under applicable provisions of the Internal Revenue Code (IRC). S Corporation income for federal income tax purposes is treated substantially as if the Company were a partnership and, therefore, is not ordinarily subject to federal income tax. At December 31, 1994, a provision for deferred income taxes of $3,000 was recorded to reflect the termination of the S Corporation status of the Old Schawk Companies. For informational purposes, the statement of operations for 1994 includes an unaudited pro forma adjustment for income taxes that would have been recorded if these Companies had been C Corporations, based on the tax laws in effect during those periods.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications

     Certain amounts in the 1994 and 1995 financial statements have been reclassified to conform to the 1996 presentation.

NOTE 3. ACQUISITIONS

     The following acquisitions have been accounted for using the purchase method of accounting. Accordingly, the purchase price has been allocated to the respective net assets acquired based on the fair value of such assets, including certain noncompete agreements and liabilities as of the date of the acquisitions, and the results of operations have been included in the accompanying consolidated statements of income from the effective date of the acquisitions. The effects of the operations of the acquired companies prior to the date of acquisition were not significant.

  StanMont

     Effective September 1, 1996, the Company acquired all of the stock of StanMont Inc., which has operations in Montreal and Toronto, Canada. The following summarizes the purchase price allocation and cash paid.

Fair value of assets acquired, net of cash acquired of
  $74.......................................................  $ 7,569
Cost in excess of net assets acquired.......................    4,552
Liabilities assumed.........................................   (7,762)
                                                              -------
Cash paid, net of cash acquired.............................  $ 4,359
                                                              =======

     The final purchase price is also subject to earn-out conditions based on pretax earnings as a percentage of net sales for fiscal years 1997 and 1998.

                                  SCHAWK, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  Converterscan

     Effective August 1, 1996, the Company acquired all of the stock of Converterscan, Inc., which has operations in Stamford, Connecticut, and Atlanta, Georgia. The following summarizes the purchase price allocation and cash paid.

Fair value of assets acquired, net of cash acquired of
  $10.......................................................  $ 1,921
Cost in excess of net assets acquired.......................    5,582
Liabilities assumed.........................................   (3,215)
Class A common stock issued (305 shares)....................   (2,365)
                                                              -------
Cash paid, net of cash acquired.............................  $ 1,923
                                                              =======

     For each of the three years commencing two years after closing, the seller has the right to put the shares back to the Company at the stock price at the date of issuance.

     Certain issues regarding the final purchase price of these acquisitions are still subject to ongoing negotiations. The final adjustments to purchase price will be reflected as an increase or decrease to excess of cost over net assets acquired.

NOTE 4. RELATED PARTY TRANSACTIONS

     Included in prepaid expenses and other at December 31, 1996 and 1995, was approximately $747 and $362, respectively, of advances to Geneva Waterfront, Inc., which is owned by a stockholder of the Company. Interest is charged on these balances at the prime rate.

     Stockholders' equity has been reduced by approximately $660 and $670 for notes receivable from employees at December 31, 1996 and 1995, respectively. The notes are noninterest-bearing demand notes collateralized by Class B common stock.

     The Company has approximately $5,765 in notes payable at December 31, 1996 and 1995, respectively, payable to certain stockholders. The notes bear interest at 5%. Interest expense related to these notes was $288, $328 and $100 for 1996, 1995 and 1994, respectively. These notes were paid on February 7, 1997.

NOTE 5. INVENTORIES

     Inventories consist of the following:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1995
                                                              ------    -------
Raw materials...............................................  $1,512    $ 6,432
Work in process.............................................   2,898      6,565
Finished goods..............................................      --      4,522
                                                              ------    -------
                                                               4,410     17,519
Less: LIFO reserve..........................................    (735)      (713)
                                                              ------    -------
                                                              $3,675    $16,806
                                                              ======    =======

                                  SCHAWK, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 6. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1995
                                                              --------    --------
Land and improvements.......................................  $    522    $  2,315
Building and improvements...................................     7,794      35,998
Machinery and equipment.....................................    47,370      85,067
Leasehold improvements......................................     3,209       2,786
Building and improvements under capital leases..............     7,500       7,500
                                                              --------    --------
                                                                66,395     133,666
Accumulated depreciation and amortization...................   (38,942)    (57,126)
                                                              --------    --------
                                                              $ 27,453    $ 76,540
                                                              ========    ========

     Accumulated depreciation and amortization includes $2,331 and $1,916 for building and improvements under capital leases at December 31, 1996 and 1995, respectively. Depreciation and amortization expense for property and equipment was $6,407 (continuing operations only), $13,937 and $12,868 in 1996, 1995 and 1994, respectively.

NOTE 7. ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1995
                                                              ------    -------
Accrued compensation and payroll taxes......................  $3,629    $ 6,970
Accrued income taxes........................................      --        879
Other.......................................................   5,157      3,901
                                                              ------    -------
                                                              $8,786    $11,750
                                                              ======    =======

NOTE 8. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1995
                                                              -------    -------
Revolving credit facility...................................  $22,500    $28,800
Series A senior note payable................................   10,000     10,000
Series B senior note payable................................   30,000     30,000
Other.......................................................       --      1,974
                                                              -------    -------
                                                               62,500     70,774
Less: Current portion.......................................       --       (867)
                                                              -------    -------
                                                              $62,500    $69,907
                                                              =======    =======

     The revolving credit facility bears interest at the offshore borrowing rate (5.6875% at December 31, 1996) of the lead lender plus 0.40% to 0.875% based on a financial statement ratio of the Company or the Lender's alternative base rate (8.25% at December 31, 1996), as determined by the Company. The revolving

                                  SCHAWK, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

credit facility was repaid in its entirety (and the credit facility canceled) on February 7, 1997 from the proceeds of the sale of the Plastics business.

     The Company entered into an interest rate swap agreement to hedge the impact of changes in interest rates on its revolving credit facility. The agreement converts the interest rate on the revolving credit facility to a fixed rate of 5.81%. The agreement applies to $16,000 of the outstanding principal balance, decreasing by $2,000 each quarter until termination in October 1997 ($8,000 at December 31, 1996). Net amounts paid or received on interest rate swap agreements that qualify as hedges are recognized over the term of the agreement as an adjustment to interest expense. Realized gains and losses resulting from the termination of interest rate swap agreements are recognized in the period the agreement is terminated. The swap agreement was canceled on February 7, 1997, with no significant gain or loss realized.

     The Company entered into a senior note agreement for $10,000 Series A senior notes and $30,000 Series B senior notes. The Series A notes bear interest at 6.58% and are payable in installments of $5 million in 1999 and 2000. The Series B notes bear interest at 6.98% and are payable in installments of $6 million from 2001 to 2004. The notes are subject to prepayment in whole or in part on or after August 18, 1996. Borrowings under the Series A and B senior notes are unsecured but are subject to certain restrictive covenants. In addition, the agreement requires the Company to maintain certain net worth and other financial ratio requirements. The fair value of the senior notes approximates the carrying value at December 31, 1996.

     Interest paid on long-term debt during the years ended December 31, 1996, 1995 and 1994 was approximately $4,561, $5,071 and $5,375, respectively.

     Annual maturities of all long-term debt at December 31, 1996 are as follows:

1997...............................................  $    --
1998...............................................       --
1999...............................................    5,000
2000...............................................   27,500
2001...............................................    6,000
Thereafter.........................................   24,000
                                                     -------
                                                     $62,500
                                                     =======

     The Company has an unsecured $10 million line of credit with a bank in the United States and unsecured $5.5 million line of credit with a bank in Canada to provide financing and working capital flexibility. Advances under the Canadian line of credit bear interest at either the Canadian prime rate or the bank's cost of funds plus 0.625% at the option of the Company. The interest rates on the Canadian advances at December 31, 1996, range from 3.85% to 4.73%. At December 31, 1996, the amounts outstanding under the United States line of credit and the Canadian line of credit are $4.4 million and $5.2 million, respectively. Both facilities are due on demand.

                                  SCHAWK, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 9. STOCKHOLDERS' EQUITY

     Stockholders' equity includes the following:

                                                               DECEMBER 31,
                                                              ---------------
                                                               1996     1995
                                                              ------   ------
Common stock:
Class A voting, $0.008 par value, 40,000,000 shares
  authorized; 20,034,030 and 19,559,771 shares issued at
  December 31, 1996 and 1995, respectively; 19,915,693 and
  19,310,840 shares outstanding at December 31, 1996 and
  1995, respectively........................................  $  159   $  156
Class B nonvoting, $0.05 par value, 200,000 shares
  authorized; 172,281 shares issued at December 31, 1996 and
  1995; 133,324 and 135,310 shares outstanding at December
  31, 1996 and 1995, respectively...........................       9        9
                                                              ------   ------
                                                              $  168   $  165
                                                              ======   ======
Preferred stock, 1,000,000 shares authorized:
Series A, $0.01 par value, 17,600 and 19,800 shares issued
  and outstanding at December 31, 1996 and 1995,
  respectively..............................................  $   --   $   --
Series B, $0.01 par value, 5,207 shares issued and
  outstanding at December 31, 1996 and 1995.................      --       --
                                                              ------   ------
                                                              $   --   $   --
                                                              ======   ======
Treasury stock:
  118,337 and 248,931 shares Class A at December 31, 1996
     and 1995, respectively, and 38,957 and 36,971 shares
     Class B at December 31, 1996 and 1995, respectively, at
     cost...................................................  $1,523   $2,695
                                                              ======   ======

     On December 30, 1994, the Company issued 22,000 shares of Series A preferred stock and 5,207 shares of Series B preferred stock. The Series A preferred shares are mandatorily redeemable by the Company on December 31, 2004, or, at the option of the Board, on any December 31 through December 31, 2003, by issuing to the holder for each share of Series A Preferred Stock the number of shares of Class A Common Stock equal to the sum of $1,000 plus an amount equal to all accumulated and unpaid dividends per share divided by $13.80, or cash in the amount of the fair market value, as defined, of the number of shares of Class A Common Stock. On December 30, 1996 and 1995, the Company issued 159,420 Class A common shares in exchange for 2,200 shares of Series A preferred stock. The Series B preferred shares are mandatorily redeemable by the Company on December 31, 1999, under the same redemption formula as Series A. The Series B shares are also mandatorily redeemable on the date of the consummation of any offering or private placement of the Company's debt or equity the gross proceeds of which exceed $25,000. The Company shall redeem all outstanding shares of Series B preferred stock with respect to each such share $1,000 in cash plus all accumulated and unpaid dividends per share. Dividends shall accrue on each share of preferred stock at the rate of 5.0% per year and are payable quarterly. Holders of preferred shares are entitled to limited voting rights.

     In the event of liquidation, dissolution or winding up of the Company, the holders of Series A preferred stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment to any holders of common stock or any holders of Series B preferred stock an amount equal to $1,000 per share plus all accumulated and unpaid dividends.

                                  SCHAWK, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     Upon the liquidation, dissolution or winding up of the Company, the holders of Class A and Class B Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock, until the holders of Class B Common Stock have received distributions (maximum amount of $10) equal to the par value of their shares. Thereafter, all distributions shall be made for the benefit of the holders of Class A Common Stock. Subsequent to December 31, 1996, the Board of Directors authorized the cancellation of all Class B Common Stock.

NOTE 10. INCOME TAXES

     The provision (credit) for income taxes for continuing operations is comprised of the following:

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1996      1995      1994
                                                           ------    ------    ------
Current:
  Federal................................................  $  102    $1,445    $   --
  State..................................................     376       255       722
  Foreign................................................      (5)       --        --
                                                           ------    ------    ------
                                                              473     1,700       722
Deferred:
  Federal................................................   2,767      (642)    2,629
  State..................................................      18      (113)      371
  Foreign................................................     272        --        --
                                                           ------    ------    ------
                                                            3,057      (755)    3,000
                                                           ------    ------    ------
          Total..........................................  $3,530    $  945    $3,722
                                                           ======    ======    ======

     On December 30, 1994, Schawk, Inc. recorded a $3,000 deferred income tax charge related to the termination of the S Corporation status of the Old Schawk Companies. The 1995 income tax provision includes a benefit of $1,632 for utilization of net operating loss carryforwards for which no tax benefit was previously recorded.

     Components of deferred income tax assets and liabilities (continuing operations in 1996) are as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1995
                                                              -------    -------
Current deferred income taxes:
  Inventory.................................................  $    51    $   256
  Accruals and reserves not currently deductible............      539      2,045
  Other.....................................................       --       (797)
                                                              -------    -------
Net current asset...........................................  $   590    $ 1,504
                                                              =======    =======
Noncurrent deferred income taxes:
  Depreciation..............................................  $   667    $(1,253)
  Property and equipment acquisition basis differences......   (1,537)    (3,040)
  Net operating losses and other credit carryforwards.......       --      1,100
  Other.....................................................   (2,317)      (993)
  Valuation allowance.......................................       --       (550)
                                                              -------    -------
Noncurrent liability........................................  $(3,187)   $(4,736)
                                                              =======    =======

                                  SCHAWK, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     A reconciliation between the provision for income taxes for continuing operations computed by applying the federal statutory tax rate to income before income taxes and minority interest and the actual provision is as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                              1996      1995      1994
                                                              -----    ------    ------
Income taxes at statutory rate..............................   34.0%     34.0%     34.0%
Income exempt from income tax...............................     --        --     (34.0)
Net operating loss carryforward not previously benefited....     --     (22.5)       --
Nondeductible expenses......................................    1.7        --        --
State income taxes..........................................    4.4       2.3       4.5
Deferred tax related to S Corporation termination...........     --        --      18.8
Other.......................................................   (1.1)     (0.8)       --
                                                               ----     -----     -----
                                                               39.0%     13.0%     23.3%
                                                               ====     =====     =====

     The undistributed earnings of foreign subsidiaries were approximately $402 at December 31, 1996. No income taxes are provided on the undistributed earnings because they are considered permanently invested. The foreign component of income before income taxes and minority interest was $669 for 1996 (there was no foreign component of income before taxes and minority interest in 1995 and 1994.)

     Income taxes paid during the years ended December 31, 1996, 1995 and 1994 were approximately $3,702, $1,379 and $959, respectively.

NOTE 11. LEASES AND COMMITMENTS

     The Company leases land and a building from an unrelated party. This lease requires monthly installments of approximately $48 through January 2010. A related party has an option to purchase the land and building in January 2000.

     The Company also leases land and a building from a related party, with monthly installments of approximately $32 through June 2002. The agreement contains an option to purchase the land and building at the end of the lease for 90% of fair market value at the end of the lease. The Company is required to pay utilities, real estate taxes, and insurance on the property on both leases. These leases are recorded as capital leases.

     The Company also leases various plant facilities and equipment under noncancellable operating leases that expire at various dates through February 2010. Total rent expense incurred under all operating leases was approximately $660, $1,076 and $808 for the years ended December 31, 1996, 1995 and 1994, respectively.

                                  SCHAWK, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     Future minimum payments under leases with terms of one year or more are as follows at December 31, 1996:

                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
1997........................................................  $  959      $  766
1998........................................................     959         284
1999........................................................     959         178
2000........................................................     959         228
2001........................................................     959         169
Thereafter..................................................   4,860         503
                                                              ------      ------
                                                               9,655      $2,128
                                                                          ======
Less: Amounts representing interest.........................   3,979
                                                              ------
                                                               5,676
Less: Current portion.......................................     391
                                                              ------
                                                              $5,285
                                                              ======

NOTE 12. EMPLOYEE BENEFIT PLANS

     The Company has various defined-contribution plans for the benefit of its employees. The plans provide a 100% match of employee contributions ranging from 2% to 5% of wages (as defined) depending on the division. Contributions to the plans were $435 (continuing operations only), $1,534 and $1,516 in 1996, 1995 and 1994, respectively.

     The Company is required to contribute to certain defined-contribution union pension plans under various labor contracts covering union employees. Pension expense related to the union plans of continuing operations, which is determined based upon payroll data, was approximately $545, $566, and $558 in 1996, 1995 and 1994, respectively.

NOTE 13. STOCK/EQUITY OPTION PLANS

     The Company has an Equity Option Plan that provides for the granting of options to purchase up to 2,252 shares of Class A Common Stock to key employees. The Company also adopted an Outside Directors' Formula Stock Option Plan authorizing grants thereunder of options to purchase shares of Class A Common Stock to nonemployee directors. In addition, options totaling 192 shares were granted to former employees. Options granted under these plans have an exercise price equal to the market price of the underlying stock at the date of grant and are exercisable for a period of ten years from the date of grant and vest over a three-year period.

                                  SCHAWK, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     A summary of options outstanding at the end of each of the three years ended December 31, 1996, 1995 and 1994, and other data for the three years then ended under all option plans, including options granted to the Employees' Stock Bonus Plan and Trust, follows:

                                                     OUTSTANDING OPTIONS
                                                     TO PURCHASE CLASS A    WEIGHTED AVERAGE
                                                        COMMON STOCK        OF EXERCISE PRICE
                                                     -------------------    -----------------
Balance, December 31, 1993.........................           846                 $8.17
Granted............................................           364                  9.64
Exercised..........................................           (22)                 6.00
Canceled...........................................          (258)                 6.08
                                                          -------
Balance, December 31, 1994.........................           931                  9.37
Granted............................................           146                  7.82
Exercised..........................................            --                    --
Canceled...........................................           (27)                 9.78
                                                          -------
Balance, December 31, 1995.........................         1,050                  9.11
Granted............................................           185                  7.14
Exercised..........................................           (10)                 6.00
Canceled...........................................           (53)                 9.47
                                                          -------
Balance, December 31, 1996.........................         1,172                 $8.80

     The following table summarizes information concerning outstanding and exercisable options at December 31, 1996:

                 OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
------------------------------------------------------   -------------------------
                           WEIGHTED
                           AVERAGE                                      WEIGHTED
RANGE OF                  REMAINING        WEIGHTED                    AVERAGE OF
EXERCISE     NUMBER      CONTRACTUAL       AVERAGE         NUMBER      EXERCISABLE
 PRICE     OUTSTANDING   LIFE (YEARS)   EXERCISE PRICE   EXERCISABLE      PRICE
--------   -----------   ------------   --------------   -----------   -----------
$6-$9           682          6.2            $ 7.17            519        $ 7.14
 9-12           361          7.1              9.76            361          9.76
12-15           129          1.2             14.78            129         14.78
              -----                                         -----
              1,172                                         1,009

     Options available for grant under the plans were 588, 773, and 920, at December 31, 1996, 1995 and 1994, respectively.

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB statement No. 123, "Accounting for Stock-Based Compensation," requires the use of option-valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options approximates the market price of the underlying stock on the date of grant, no compensation is recognized. Pro forma information regarding net income and earnings per share is required by Statement 123 as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period.

                                  SCHAWK, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The Company's pro forma information follows:

                                                               1996     1995
                                                              ------   ------
Net income from continuing operations.......................  $5,526   $6,298
Pro forma net income from continuing operations.............  $5,397   $6,257
Earnings per share from continuing operations...............  $ 0.22   $ 0.26
Pro forma earnings per share from continuing operations.....  $ 0.21   $ 0.26

     Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1997.

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option valuation model with the following assumptions:

                                                                1996           1995
                                                             -----------    -----------
Expected dividend yield....................................     3.0%           3.0%
Expected stock price volatility............................     39.7%          31.7%
Risk-free interest rate range..............................  5.5% - 6.6%    6.4% - 7.7%
Weighted-average expected life of options..................    7 years        7 years

     Option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate in management's opinion, the existing method does not necessarily provide a reliable single measure of the fair value of its employee stock options.

     In March 1997, the Company paid $794 to Plastics Group employees and canceled 610 options in connection with the sale of the Plastics Group. The cash paid was included in the loss on disposal of discontinued operations presented in the statement of operations for the year ended December 31, 1996.

NOTE 14. DISCONTINUED OPERATIONS

     On December 30, 1994, the Old Schawk Companies merged with and into Filtertek, the Plastics business segment (the Merger). Pursuant to the Merger, Filtertek issued an aggregate of 16,245,399 shares of Class A Common Stock, 22,000 shares of Series A preferred stock, and 5,207 shares of Series B preferred stock to the stockholders of the Old Schawk Companies, and the shares of Filtertek's Class A Common Stock previously held by Old Schawk (which had a controlling interest prior to the Merger) were canceled.

     Because Old Schawk owned a controlling interest of Filtertek prior to the Merger, AICPA Accounting Interpretation 26 of Accounting Principles Board Opinion No. 16 required that the Merger be accounted for as if the Old Schawk Companies acquired all the remaining Class A Common Stock of Filtertek.

     The Company's consolidated balance sheet beginning December 31, 1994, reflects the accounting as described in the previous paragraph as of the date of the Merger and includes purchase accounting adjustments for the portion of Filtertek (40%) not owned by Old Schawk prior to the Merger.

     On February 7, 1997, the Company sold its Plastics business segment for cash proceeds of $92 million plus or minus working capital adjustments. The Company recorded a loss of $33 million to adjust the carrying value of the net assets of this business to net realizable value at December 31, 1996, and to reflect the related settlement of stockholder litigation. The consolidated statements of operations for 1996, 1995 and 1994 have been restated to segregate the discontinued operations, and the accounts of the discontinued operations have been segregated in the balance sheet at December 31, 1996.

                                  SCHAWK, INC.

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following is a summary of the Plastics business segment historical results:

                                                         1996       1995       1994
                                                        -------    -------    -------
Net sales.............................................  $77,752    $85,086    $82,256
Operating income......................................    3,572      2,615      3,964
Income taxes..........................................      118        209        127
Income from discontinued operations (net of minority
  interest of $1,717 in 1994).........................    2,490        638      1,200

     The difference between the income tax expense of the Plastics Group at the federal statutory rate and the actual rate is due to nondeductible amortization and depreciation of purchase accounting adjustments and the lower tax rates of its Puerto Rico and European divisions.

NOTE 15. EARNINGS PER SHARE

     Earnings per share for 1996 and 1995 is computed by dividing net income less preferred dividends (of $1,250 and $1,360, respectively) by the weighted average number of common shares outstanding and common stock equivalents that are primarily stock options. Fully diluted earnings per share is not different than primary earnings per share.

     Historical earnings per share for 1994 is computed by dividing net income adjusted only for pro forma income taxes by the historical weighted-average number of common shares outstanding of the Old Schawk Companies. The historical earnings per share for 1994 adjusted only for pro forma income taxes is as follows:

Net income..................................................  $ 13,469
Pro forma income taxes......................................     7,071
Pro forma net income adjusted only for income taxes.........    10,247
Primary and fully diluted common shares outstanding.........   507,328
Primary and fully diluted earnings per share adjusted only
  for income taxes..........................................  $  20.20

     Because of the Merger with Filtertek on December 30, 1994, the Company does not consider the historical earnings per share calculation shown above to be meaningful information.

                                  SCHAWK, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                              SEPTEMBER 30,
                                                                  1997
                                                              -------------
Assets
Current assets:
  Cash and cash equivalents.................................    $  1,878
  Short term investments....................................      18,967
  Trade accounts receivable, less allowance for doubtful
     accounts of $598.......................................      22,012
  Inventories...............................................       5,287
  Prepaid expenses and other................................       2,460
  Deferred income taxes.....................................         472
                                                                --------
Total current assets........................................      51,076
Marketable securities.......................................      33,354
Property and equipment, net.................................      27,795
Excess of cost over net assets acquired, less accumulated
  amortization of $4,179....................................      12,414
Other assets................................................       4,912
                                                                --------
Total assets................................................    $129,551
                                                                ========
Liabilities and Stockholders' Equity
Current liabilities:
  Trade accounts payable....................................    $  3,633
  Accrued expenses..........................................       9,819
  Income taxes payable......................................       7,654
  Notes payable to banks....................................       4,200
  Current portion of long-term debt and capital lease
     obligations............................................         391
                                                                --------
Total current liabilities...................................      25,697
Long-term debt..............................................      40,000
Capital lease obligations...................................       4,963
Other.......................................................       1,116
Deferred income taxes.......................................       4,372
Stockholders' equity:
  Common stock..............................................         159
  Preferred stock...........................................          --
  Additional paid-in-capital................................      78,318
  Retained earnings (deficit)...............................     (23,491)
  Unrealized gain on available for sale securities..........       1,558
  Cumulative foreign currency translation adjustment........        (212)
                                                                --------
                                                                  56,332
  Treasury stock, at cost...................................      (2,929)
                                                                --------
                                                                  53,403
                                                                --------
Total liabilities and stockholders' equity..................    $129,551
                                                                ========

                            See accompanying notes.

                                  SCHAWK, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 1997       1996
                                                                -------    -------
Net sales...................................................    $85,157    $63,881
Cost of sales...............................................     47,853     36,398
Selling, general, and administrative expenses...............     23,527     17,953
                                                                -------    -------
Operating income............................................     13,777      9,530
Other income (expense)
  Interest and dividend income..............................      2,149        326
  Interest expense..........................................     (2,791)    (3,299)
  Other.....................................................        563         85
                                                                -------    -------
                                                                    (79)    (2,888)
                                                                -------    -------
Income from continuing operations before income taxes.......     13,698      6,642
Income tax provision........................................      5,479      2,487
                                                                -------    -------
Income from continuing operations...........................      8,219      4,155
Income from discontinued operations.........................         --      1,866
                                                                -------    -------
Net income..................................................      8,219      6,021
Preferred dividends.........................................        855        939
                                                                -------    -------
Net income available for common shares......................    $ 7,364    $ 5,082
                                                                =======    =======
Primary and fully diluted earnings per share:
  Continuing operations.....................................    $  0.37    $  0.17
  Discontinued operations...................................         --       0.09
                                                                -------    -------
Total.......................................................    $  0.37    $  0.26
                                                                =======    =======
Weighted average number of common and common equivalent
  shares outstanding........................................     19,879     19,463
Dividends per Class A common share..........................    $ 0.195    $ 0.195

                            See accompanying notes.

                                  SCHAWK, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                 NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                 (IN THOUSANDS)

                                                                1997        1996
                                                              --------    --------
OPERATING ACTIVITIES
Net income..................................................  $  8,219    $  6,021
Adjustments to reconcile net income to cash provided by
  operating activities:
  Depreciation and amortization.............................     5,309      11,759
  Deferred income taxes.....................................     1,303         491
  Gain realized on sale of marketable securities............      (567)         --
  Changes in operating assets and liabilities, net of
     effects from acquisitions:
     Trade accounts receivable..............................    (2,718)      2,851
     Inventories............................................    (1,612)     (2,274)
     Prepaid expenses and other.............................     3,798         162
     Trade accounts payable and accrued expenses............    (3,394)        426
     Income taxes payable...................................    (6,432)         --
                                                              --------    --------
Net cash provided by operating activities...................     3,906      19,436
INVESTING ACTIVITIES
Proceeds from disposal of operating division................    93,485       5,000
Proceeds from sale of marketable securities.................     2,789          --
Proceeds from disposal of property and equipment............       441          --
Purchase of marketable securities...........................   (52,985)         --
Purchases of property and equipment.........................    (5,458)     (9,912)
Acquisitions, net of cash acquired..........................        --      (6,826)
Other.......................................................      (749)     (1,441)
                                                              --------    --------
Net cash provided by (used in) investing activities.........    37,523     (13,179)
FINANCING ACTIVITIES
Proceeds from long-term note collected......................        --       4,034
Proceeds from sale of common stock..........................       390          --
Proceeds from debt..........................................        --       3,035
Principal payments on debt..................................   (27,886)     (7,590)
Principal payments on capital lease obligations.............      (322)         --
Principal payments on notes payable to stockholders.........    (5,765)         --
Cash dividends..............................................    (4,723)     (2,618)
Purchase of common stock....................................    (1,389)     (1,269)
Other.......................................................      (127)         70
                                                              --------    --------
Net cash used in financing activities.......................   (39,822)     (4,338)
Effect of foreign currency exchange rates...................      (212)       (397)
                                                              --------    --------
Net increase in cash and cash equivalents...................     1,395       1,522
Cash and cash equivalents beginning of period...............       483       1,917
                                                              --------    --------
Cash and cash equivalents end of period.....................  $  1,878    $  3,439
                                                              ========    ========
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:
Dividends issued in the form of Class A Common Stock........  $      6    $  2,104
Cash paid for interest......................................     3,091       3,336
Cash paid for income taxes..................................    10,876       2,689
Note received for sale of operating division................        --       2,619
Class A Common Stock issued in connection with
  acquisitions..............................................        --       3,800

                            See accompanying notes.

                                  SCHAWK, INC.

          NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                 (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

NOTE 1. BASIS OF PRESENTATION

     The condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes the disclosures included are adequate to make the information presented not misleading. In the opinion of management, all adjustments necessary for a fair presentation for the periods presented have been reflected and are of a normal recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and the notes thereto for the three years ended December 31, 1996.

     The Company consummated the sale of its Plastics business segment on February 7, 1997 for cash of $93,485 plus or minus working capital adjustments. The Company recorded a loss of $33 million in the fourth quarter of 1996 to adjust the carrying value of the net assets of this business to net realizable value at December 31, 1996, and to reflect the related settlement of stockholder litigation. The condensed consolidated statements of operations for the nine months ended September 30, 1996 has been restated to segregate the discontinued operations.

NOTE 2. INTERIM RESULTS

     Results of operations for the interim periods are not necessarily indicative of the results to be expected for the year.

NOTE 3. DESCRIPTION OF BUSINESS

     Schawk, Inc. is a leading provider of digital imaging prepress services for the consumer products industry in the United States and Canada. The Company offers its clients a complete line of prepress services, digital image management, digital photography and art production. The Company also provides services for point-of-sale, advertising and direct mail.

NOTE 4. INVENTORIES

     Inventories consist of the following:

                                                              SEPTEMBER 30,
                                                                  1997
                                                              -------------
Raw materials...............................................     $1,336
Work in process.............................................      4,686
                                                                 ------
                                                                  6,022
Less: LIFO reserve..........................................       (735)
                                                                 ------
                                                                 $5,287
                                                                 ======

                                  SCHAWK, INC.

                 (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

NOTE 5. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                              SEPTEMBER 30,
                                                                  1997
                                                              -------------
Land and improvements.......................................     $    522
Building and improvements...................................        7,794
Machinery and equipment.....................................       52,828
Leasehold improvements......................................        3,209
Building and improvements under capital leases..............        7,500
                                                                 --------
                                                                   71,853
Accumulated depreciation and amortization...................      (44,058)
                                                                 --------
                                                                 $ 27,795
                                                                 ========

NOTE 6. EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is not expected to have a material impact on primary or fully diluted earnings per share for the nine-month period ended September 30, 1997.

NOTE 7. INVESTMENTS

     The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires that investments in debt securities and marketable equity securities be designated as trading, held-to-maturity or available-for-sale. Management determines the appropriate classification of its securities at the time of purchase and reevaluates such designation as of each balance sheet date. At September 30, 1997 all of the Company's investments were classified as available for sale. Unrealized appreciation on these securities totaled $2,597 ($1,558 net of tax effects) at September 30, 1997 and is included as a separate component of stockholders' equity. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of income taxes, reported in a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available for sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

     The following table is a summary of available for sale securities at September 30, 1997:

                                                                     GROSS
                                                                   UNREALIZED    ESTIMATED
                                                          COST       GAINS       FAIR VALUE
                                                         -------   ----------    ----------
Equity securities and equity mutual funds..............  $ 8,297     $2,158       $10,455
U.S. Treasury and U.S. Government notes................    6,323         23         6,346
Corporate bonds........................................    3,285         15         3,300
Bond mutual funds......................................   31,819        401        32,220
                                                         -------     ------       -------
                                                         $49,724     $2,597       $52,321
                                                         =======     ======       =======

                                  SCHAWK, INC.

                 (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

     During the nine-month period ended September 30, 1997 marketable equity available-for-sale securities were sold with a fair value at date of sale of $2,789 with a gross realized gain of $567.

     The following table is a summary of available-for-sale securities by maturity date:

                                                                         ESTIMATED
                                                               COST      FAIR VALUE
                                                              -------    ----------
Due in one year or less.....................................  $20,077     $20,245
Due after one year through five years.......................   20,841      21,107
Due after five years through ten years......................      509         514
                                                              -------     -------
Total debt securities.......................................   41,427      41,866
Equity securities...........................................    8,297      10,455
                                                              -------     -------
                                                              $49,724     $52,321
                                                              =======     =======

     Amounts shown as short-term investments on the balance sheet at September 30, 1997 represent management's estimates of amounts available for current operations.

          ============================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                              PAGE
                                              ----
Available Information.......................    3
Incorporation of Certain Information by
  Reference.................................    3
Prospectus Summary..........................    5
Risk Factors................................    9
The Company.................................   14
Use of Proceeds.............................   15
Price Range of Class A Common Stock.........   16
Dividend Policy.............................   17
Capitalization..............................   18
Selected Consolidated Financial Data........   19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................   20
Business....................................   26
Management..................................   36
Principal and Selling Stockholders..........   38
Certain Transactions........................   39
Description of Capital Stock................   40
Shares Eligible for Future Sale.............   43
Underwriting................................   44
Legal Matters...............................   45
Experts.....................................   45
Index to Consolidated Financial
  Statements................................  F-1

          ============================================================

          ============================================================

                                3,000,000 SHARES

                                  [SCHAWK LOGO]

                              CLASS A COMMON STOCK

                          ---------------------------

                                   PROSPECTUS

                                    , 1998

                          ---------------------------
                                LEHMAN BROTHERS

                               MCDONALD & COMPANY
                                SECURITIES, INC.

          ============================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16. EXHIBITS

     The following exhibits required by Item 601 of Regulation S-K have been included herewith unless otherwise indicated.


                                                                             COMPANY DOCUMENT OR
  EXHIBIT                                                                     REPORT FROM WHICH
    NO.                         DOCUMENT DESCRIPTION                      INCORPORATED BY REFERENCE
------------                    --------------------                      -------------------------
   1.1        -- Form of Underwriting Agreement.*

   2.3        -- Sales Agreement with ESCO Electronics Corporation.               Form 8-K
                                                                           dated February 7, 1997

   4.1        -- Specimen Class A Common Stock Certificate.                Registration Statement
                                                                                No. 33-85152

   4.2        -- Certificate of Incorporation of Schawk, Inc., as
                 amended.*

   4.3        -- By-Laws of Schawk, Inc., as amended.*

   5.1        -- Opinion of Vedder, Price, Kaufman & Kammholz, counsel
                 to the Company.*

  10.12       -- Schawk, Inc. 1988 Equity Option Plan.                            1988 10-K

  10.13a      -- First Amendment to Schawk, Inc. 1988 Equity Option               1992 10-K
                 Plan.

  10.13b      -- Second Amendment to Schawk, Inc. 1988 Equity Option       Registration Statement
                 Plan.                                                          No. 33-85152

  10.22       -- Lease Agreement dated as of July 1, 1987, and between     Registration Statement
                 Process Color Plate, a division of Schawk, Inc. and            No. 33-85152
                 The Clarence W. Schawk 1979 Children's Trust.

  10.23       -- Lease Agreement dated as of June 1, 1989, by and          Registration Statement
                 between Schawk Graphics, Inc., a division of Schawk,           No. 33-85152
                 Inc. and C.W. Properties.

  10.26       -- Schawk, Inc. 1991 Outside Directors' Formula Stock        Registration Statement
                 Option Plan, as amended.                                       No. 33-85152

  10.27       -- Form of Clarence W. Schawk Amended and Restated           Registration Statement
                 Employment Agreement between Clarence W. Schawk and            No. 33-85152
                 Schawk, Inc.

  10.28       -- Form of David A. Schawk Amended and Restated              Registration Statement
                 Employment Agreement between David A. Schawk and               No. 33-85152
                 Schawk, Inc.

  10.31       -- Form of Registration Rights Agreement dated December      Registration Statement
                 30, 1994, by and among Schawk, Inc. and certain                No. 33-85152
                 investors.

  10.32       -- Money Market Demand Note dated February 7, 1997 from
                 Schawk, Inc., borrower, to the Northern Trust
                 Company, lender.*

                                                                             COMPANY DOCUMENT OR
  EXHIBIT                                                                     REPORT FROM WHICH
    NO.                         DOCUMENT DESCRIPTION                      INCORPORATED BY REFERENCE
------------                    --------------------                      -------------------------
  10.33       -- Demand Note Agreement dated September 12, 1996,
                 between Schawk Canada, Inc. and First Chicago NBD,
                 Canada and related Continuing Guaranty of Schawk,
                 Inc.*

  10.35       -- Letter of Agreement dated September 21, 1992, by and      Registration Statement
                 between Schawk, Inc. and Judith W. McCue.                      No. 33-85152

  10.37       -- Schawk, Inc. Retirement Trust effective January 1,               1996 10-K
                 1996.

  10.38       -- Schawk, Inc. Retirement Plan for Imaging Employees               1996 10-K
                 Amended and Restated effective January 1, 1996.

  10.42       -- Schawk, Inc. Note Agreement dated as of August 18,               1996 10-K
                 1995.

  10.43       -- Stockholder Investment Program dated July 28, 1995.       Registration Statement
                                                                                No. 33-61375

  11          -- Statement Re Computation of Per Share Earnings.             1996 10-K/3rd Qtr.
                                                                                  1997 10-Q

  21          -- Subsidiaries of the Registrant.*

  23.1        -- Consent of Ernst & Young LLP.

  23.2        -- Consent of Arthur Andersen LLP.

  23.3        -- Consent of Vedder, Price, Kaufman & Kammholz
                 (included in Exhibit 5.1).

  24          -- Power of Attorney (included on signature page to
                 Registration Statement).

  27          -- Financial Data Schedule.                                    1996 10-K/3rd Qtr.
                                                                                  1997 10-Q


---------------
* Previously filed.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Des Plaines, State of Illinois, on January 5, 1998.


                                          SCHAWK, INC.

                                          By:                  *
                                            ------------------------------------
                                                      David A. Schawk
                                             President, Chief Executive Officer
                                                         and Director


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:



                      SIGNATURE                                          TITLE                      DATE
                      ---------                                          -----                      ----

                          *                              Director and Chairman of the Board        1-5-98
-----------------------------------------------------
                 Clarence W. Schawk

                          *                              Director, President and Chief             1-5-98
-----------------------------------------------------      Executive Officer
                   David A. Schawk

                /s/ A. ALEX SARKISIAN                    Executive Vice President, Corporate       1-5-98
-----------------------------------------------------      Secretary and Director
                  A. Alex Sarkisian

               /s/ JAMES J. PATTERSON                    Senior Vice President and Chief           1-5-98
-----------------------------------------------------      Financial Officer
                 James J. Patterson

                          *                              Director                                  1-5-98
-----------------------------------------------------
                   Judith W. McCue

                          *                              Director                                  1-5-98
-----------------------------------------------------
                  Robert F. Meinken

                          *                              Director                                  1-5-98
-----------------------------------------------------
                   John T. McEnroe

                          *                              Director                                  1-5-98
-----------------------------------------------------
                Hollis W. Rademacher

                          *                              Chief Accounting Officer and Director     1-5-98
-----------------------------------------------------      of Financial Reporting
                  Dennis D. Wilson

             *By: /s/ A. ALEX SARKISIAN                                                            1-5-98
  ------------------------------------------------
                 A. Alex Sarkisian,
                  Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                             COMPANY DOCUMENT OR
  EXHIBIT                                                                     REPORT FROM WHICH
    NO.                         DOCUMENT DESCRIPTION                      INCORPORATED BY REFERENCE
------------                    --------------------                      -------------------------

   1.1        -- Form of Underwriting Agreement.*

   2.3        -- Sales Agreement with ESCO Electronics Corporation.               Form 8-K
                                                                           dated February 7, 1997

   4.1        -- Specimen Class A Common Stock Certificate.                Registration Statement
                                                                                No. 33-85152

   4.2        -- Certificate of Incorporation of Schawk, Inc., as
                 amended.*

   4.3        -- By-Laws of Schawk, Inc., as amended.*

   5.1        -- Opinion of Vedder, Price, Kaufman & Kammholz, counsel
                 to the Company.*

  10.12       -- Schawk, Inc. 1988 Equity Option Plan.                            1988 10-K

  10.13a      -- First Amendment to Schawk, Inc. 1988 Equity Option               1992 10-K
                 Plan.

  10.13b      -- Second Amendment to Schawk, Inc. 1988 Equity Option       Registration Statement
                 Plan.                                                          No. 33-85152

  10.22       -- Lease Agreement dated as of July 1, 1987, and between     Registration Statement
                 Process Color Plate, a division of Schawk, Inc. and            No. 33-85152
                 The Clarence W. Schawk 1979 Children's Trust.

  10.23       -- Lease Agreement dated as of June 1, 1989, by and          Registration Statement
                 between Schawk Graphics, Inc., a division of Schawk,           No. 33-85152
                 Inc. and C.W. Properties.

  10.26       -- Schawk, Inc. 1991 Outside Directors' Formula Stock        Registration Statement
                 Option Plan, as amended.                                       No. 33-85152

  10.27       -- Form of Clarence W. Schawk Amended and Restated           Registration Statement
                 Employment Agreement between Clarence W. Schawk and            No. 33-85152
                 Schawk, Inc.

  10.28       -- Form of David A. Schawk Amended and Restated              Registration Statement
                 Employment Agreement between David A. Schawk and               No. 33-85152
                 Schawk, Inc.

  10.31       -- Form of Registration Rights Agreement dated December      Registration Statement
                 30, 1994, by and among Schawk, Inc. and certain                No. 33-85152
                 investors.

  10.32       -- Money Market Demand Note dated February 7, 1997 from
                 Schawk, Inc., borrower, to the Northern Trust
                 Company, lender.*

  10.33       -- Demand Note Agreement dated September 12, 1996
                 between Schawk Canada, Inc. and First Chicago NBD
                 Canada and related Continuing Guaranty of Schawk,
                 Inc.*

  10.35       -- Letter of Agreement dated September 21, 1992, by and      Registration Statement
                 between Schawk, Inc. and Judith W. McCue.                      No. 33-85152

  10.37       -- Schawk, Inc. Retirement Trust effective January 1,               1996 10-K
                 1996.

                                                                             COMPANY DOCUMENT OR
  EXHIBIT                                                                     REPORT FROM WHICH
    NO.                         DOCUMENT DESCRIPTION                      INCORPORATED BY REFERENCE
------------                    --------------------                      -------------------------
  10.38       -- Schawk, Inc. Retirement Plan for Imaging Employees               1996 10-K
                 Amended and Restated effective January 1, 1996.

  10.42       -- Schawk, Inc. Note Agreement dated as of August 18,               1996 10-K
                 1995.

  10.43       -- Stockholder Investment Program dated July 28, 1995.       Registration Statement
                                                                                No. 33-61375

  11          -- Statement Re Computation of Per Share Earnings.             1996 10-K/3rd Qtr.
                                                                                  1997 10-Q

  21          -- Subsidiaries of the Registrant.*

  23.1        -- Consent of Ernst & Young LLP.

  23.2        -- Consent of Arthur Andersen LLP.

  23.3        -- Consent of Vedder, Price, Kaufman & Kammholz
                 (included in Exhibit 5.1).

  24          -- Power of Attorney (included on signature page to
                 Registration Statement).

  27          -- Financial Data Schedule.                                    1996 10-K/3rd Qtr.
                                                                                  1997 10-Q


---------------
* Previously filed.